VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

March 8, 2006

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

dlw 3/10

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. ValGold Resources Ltd. News Release – dated February 7, 2006.
2. ValGold Resources Ltd. News Release – dated February 14, 2006.

Correspondence with Securities Commissions

3. NI 43-101F1 Technical Report – dated January 12, 2006.
4. Consents for Release of Information – dated January 27, 2006.
5. Notice of Abridgement of Time – dated February 1, 2006.
6. Notice and Information Circular of Extraordinary General Meeting – dated January 27, 2006
7. Certificate of dissemination to shareholders – dated February 2, 2006.
8. Form 51-102F3 – Material Change Report – dated February 14, 2006

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

February 7, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD FILES TECHNICAL REPORT ON GOLD AND PLATINUM PROJECTS IN BOLIVAR STATE, VENEZUELA

ValGold Resources Ltd. ("ValGold") reports that it has received and filed on Sedar the NI-43-101 compliant Technical Report of the mineral properties associated with the proposed acquisition of Honnold Corporation, a British Virgin Island company ("Honnold"). The Honnold acquisition by ValGold was announced on January 9th 2006 and will bring to ValGold an indirect ownership of twenty-nine exploration licenses (the "Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The acquisition is subject to regulatory and shareholder approval to be sought at a Special Meeting to be held on February 28, 2006.

Messrs. Ralph Gonzalez, P.Geo. P.Eng., and Hank M. Meixner P.Geo., as Qualified Persons, jointly authored the NI-43-101 report that is entitled, "A Report on the Geology and Exploration Potential of the Chicanan Gold and Mochila Platinum Prospects, Bolivar State, Venezuela". The following excerpt is taken from the sections of the report entitled "INTERPRETATION AND CONCLUSIONS" and "RECOMMENDATIONS. "

INTERPRETATION AND CONCLUSIONS

Honnold, through its various subsidiaries, controls a large land position comprised of 29 exploration concessions covering 127,426 hectares in eastern Bolivar State. Exploration on these concessions began in 1991; shortly thereafter, Honnold entered into an option agreement with Gold Fields. Over the ensuing decade, Gold Fields conducted a systematic, multi-faceted exploration program that identified gold and platinum targets, some of which were then diamond drilled.

The results of previous exploration indicate that the property holdings of Honnold are among the best prospective gold and platinum properties in eastern Venezuela. Over the total concession area, dozens of gold targets have been identified, most of which justify some level of additional exploration. After reviewing all of the exploration information, we have prioritized eight significant targets that merit additional exploration to evaluate their full potential.

On the Chicanán East concession, Serucha West (Au) Prospect and Carolina (Au), West and East Prospects, have been diamond drilled with encouraging results. Most drilling has been too wide-spaced to classify reserves, but the assay results have been within potentially economic levels to warrant infill drilling.

On the Mochila concession, a variety of metals and targets have been outlined. The principal targets are the Mochila Lineament (Au) Prospect, Mochila Layered Complex (PGE) Prospect, Franela (PGE-Au) Prospect, and Zulia (Au) Prospect.

The Mochila Lineament contains numerous artisanal workings covering a surface area of more than 14 km by 3 km. Within this area, several world-class deposits could be developed. Three target areas have been identified in a selected area of the lineament and are ready for drill testing.

The Mochila Layered Complex (PGE) Prospect is underlain by a thick sequence of segregated cumulus rocks that contain PGE minerals. Differentiated cycles of ultramafic rocks (layered igneous complexes) are uncommon; but when present, represent a target of potentially enormous importance. With Platinum and Palladium trading in the $988 and $279 per ounce range at the time of this writing, the potential of these metals should be furthered investigated.

The Franela (PGE-Au) Prospects presents a high-valued, gold target. Deep cover geochemical sampling techniques have identified targets in other environments (Cameron, 2005) and similar techniques have

been used on Franela with good results. Additional sampling with future scout drilling is warranted at Franela.

The Zulia (Au) Prospect is another potential world-class target within a 16-km^2 area covered by numerous artisanal workings. The area is underlain by a structurally disrupted area containing geochemical gold soil anomalies that are concordant with linear structural features in proximity to a granitic intrusive body. This prospect needs further target identification prior to scout drilling.

La Increible (Au) Prospect could host the extension of the adjacent Tomi mine and therefore exploration should be directed at finding an extension or other similar deposits. Some diamond drilling was carried out, but there are additional untested targets that should be drilled.

The Vuelvan Caras (Au) Prospect should be viewed as having a limited potential for a high-grade, small to medium-sized deposit. If that is a corporate objective, additional target identification using soil geochemistry followed by diamond drilling is warranted.

RECOMMENDATIONS

The following recommendations are segregated into two phases, to enhance the property and to transform it from an intermediately-developed exploration project into a project based on reserves. The two phases are essentially drilling programs. The first phase is to convert areas that have been drilled on a wide-spaced pattern to areas of in-fill drilling to confirm mineral continuity and grade. The second phase is to develop reserves where the first phase drilling suggests an economic potential.

The first phase drilling will require a large drill program of 10,000 m with an expenditure of approximately $1.4 million. The second phase of drilling will likely cost from $4 to $5 million.

The first phase should be divided 40 percent, or 4000 m, for the Serucha West Au target on the Chicanán East concessions and 30 percent, or 3000 m, for the Mochila Layered Complex (PGE) Prospect. About 15 percent, or 1500 m of drilling, of the budget should be expended on the Mochila Lineament (Au) Prospect.

Previous diamond drilling has shown that the underlying rock types are lithologically repetitive although they are complicated by alteration and structure. The greatest benefit from previous drill campaigns has been grade determination, particularly in the saprolite horizon. As such, it is recommended that future drilling continue with grade determination as an objective, rather than obtaining geologic information. The most economic method of obtaining that type of information is through reverse circulation or air-flush drilling ("RC"). As the water table is probably near surface, in areas of limited alteration, it is recommended that a rig with a sufficiently large compressor be used to insure that the hole is cleaned at each sampling run. Any RC drilling program in potentially wet areas should have a satellite program of diamond drilling to twin selected holes to confirm assay results.

Previous exploration expenditures on the Properties in the order of US$38 million have outlined several occurrences of significant gold and platinum, palladium, nickel, copper and vanadium mineralization, for which ValGold considers the potential for resource development to be excellent.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the Qualified Person responsible for exploration and development activities. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI-43-101.

For further information on this major acquisition and the full technical report, our Company, and its other exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Mark Feeney
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@valgold.com

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

February 14, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD COMPLETES PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has closed a non-brokered private placement of 250,000 units (the "Units") at a price of $0.40 per Unit for gross proceeds of $100,000. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable for one additional common share in the capital of ValGold at an exercise price of $0.50 per share for a period of 12 months expiring February 13, 2007.

There were no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement will be subject to a hold period and may not be traded for a period of four months expiring June 14, 2006.

Proceeds from the non-brokered private placement will be used for general working capital.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com

A REPORT ON THE GEOLOGY AND EXPLORATION POTENTIAL ON THE CHICANAN GOLD AND MOCHILA PLATINUM PROSPECTS

BOLIVAR STATE, VENEZUELA
(UTM coordinates at centre of Chicanán Property; 709200 N; 637215 E)

Commissioned by

VALGOLD RESOURCES LTD.
1400 – 570 GRANVILLE STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 3P1

Prepared by

Ralph A. Gonzalez, M.Sc., P.Geo., P.Eng.
Archean Ingenieria International Ltd. Co.
#10 - 1501 Missouri Ave.
Las Cruces, New Mexico, U.S.A. 88006

And

Henry M. Meixner, P.Geo.
675 West 32 Ave.
Vancouver, British Columbia
CANADA V5Z 2J8

JANUARY 12, 2006

TABLE OF CONTENTS

Page No.

ILLUSTRATIONS:

TABLES AND CHARTS:

1.0 SUMMARY

Valgold Resources Ltd. is a public company headquartered in Vancouver British Columbia, Canada. Through a Memorandum of Understanding, Valgold has entered into an agreement with Honnold Corporation of Caracas, Venezuela to acquire all of Honnold Corporation's mineral titles and other exploration related assets in exchange for share ownership in Valgold Resources Ltd. or its assignee. Honnold Corporation controls a number of Venezuela incorporated companies that hold the mineral rights to 29 exploration concession covering 127,426 hectares in eastern Bolivar State.

The two authors have been retained by Valgold Resources Ltd. to prepare an independent due diligence summary of scientific and technical information on the mineral properties held by Honnold Corporation and prepare a report in compliance with the requirements of National Instrument 43-101 concerning mineral exploration, development, and potential production activities. The authors have also been asked to recommend future exploration programs if they believe that certain mining properties are of merit and deserve additional exploration.

The exploration properties under consideration have been divided into four major property holdings: 1) Chicanán East (Au); 2) Mochila Layered Complex (PGE); 3) La Increible (Au); and 3) Vetas Vuelvan Caras (Au). All of these properties are located in south-eastern Venezuela in Bolivar State. The properties are separated from one another by up to 100 km and form a roughly-shaped triangle; the general location of the centre of the triangle is at approximately 7°00' North Latitude and 61°20' West Longitude.

The Chicanán East and Mochila Layered Complex properties are in an isolated tropical jungle area about 30 km west of the major, paved, Grand Sabana Highway that connects the towns of El Callao, Tumeremo, and El Dorado, in southeast Venezuela, with Brazil. Access is best served by using either helicopter or river boats.

In 1991, Honnold Corporation initiated exploration on their concessions. In 1992, they invited Gold Fields (South Africa) though its Venezuelan subsidiary to enter into an agreement to continue exploration.

Over the next few years, Gold Fields funded a systematic, multi-faceted exploration program that included target selection using the airborne geophysical survey commissioned by Honnold Corporation in 1991 as a guide for surface sampling programs including soil sampling, auger sampling, stream sediment sampling, and backhoe trenching. Gold Fields also conducted additional airborne geophysical surveys over specific areas. As target definition was enhanced, a diamond drill was brought to the property, and from 1994 to 1999, 151 diamond drills holes totalling approximately 15,431 metres were used to test specific targets.

In 2000 and 2001, with precious metal prices in a spiralling decline, little or no activities were conducted on the concessions. In 2002, Gold Fields terminated its joint venture agreement with Honnold Corporation and transferred all its interest over to Honnold

Corporation with the provision that Gold Fields retain neither interest nor liability nor the right to re-enter into the project or properties.

Eight significant targets have been identified and have been advanced to an intermediate stage of development. These targets merit and justify additional exploration to evaluate their full potential. The Carolina (Au) and Serucha West (Au) Prospects are the two best gold targets; the Mochila (PGE) Prospect is the best platinum group element target.

Additional gold targets are Mochila Lineament (Au), Franela South (Au), Zulia (Au), La Increible (Au) and Vuelvan Caras (Au). Further, prominent geochemical gold targets, such as Puyerito (Au), Puyerito (Au), Amarillo (Au), Panama East (Au), Caruto (Au) and Solapa (Au) have also been delineated and may become compelling future exploration targets.

At present, the Ministry of Basic Industries and Mining has temporarily frozen the area around Carolina from development. Until that restriction is lifted, the Serucha gold target is considered the best exploration play.

A two-phase exploration program is recommended to transform the property from an intermediately developed exploration project into a project based on reserves. The two phases are essentially drilling programs: the first phase is estimated to cost approximately $1.4 million followed by a second-phase program expected to cost about $4-5 million.

The primary target for the first phase of drilling is the Serucha West Au target located on the Chicanán East concessions and is expected to use 40 percent of the budgeted funds for 4000 metres of drilling. The Mochila Layered Complex (PGE) Prospect and the Mochila Lineament (Au) Prospect will require about 45 percent of the budgeted funds for 4500 metres of drilling with the balance utilized for drilling other areas and (or) following other geologic objectives as targets are developed.

Previous diamond drilling has shown that the underlying rock types are steeply-dipping, layered, metavolcanic and metasedimentary sequences that have been affected by structural deformation and intrusive volcanic and granitic bodies that are gold-bearing and have hydrothermal alteration signatures that are detectable in the laterite/saprolite jungle terrain by geophysics and geochemistry.

The greatest benefit from the previous drill campaigns has been grade determination, particularly in the saprolite horizon. As such, it is recommended that future drilling continue with the primary focus being grade determination, rather than obtaining geologic information. The most economic method of obtaining that type of information is through reverse circulation, air-flush drilling ("RC"). Any RC drilling program in potentially wet areas should have a satellite program of diamond drilling designed to twin selected holes to confirm assay results.

2.0 INTRODUCTION

Valgold Resources Ltd. ("Valgold") is a public company headquartered in Vancouver British Columbia, Canada and is listed on the TSX Venture Exchange under the Stock Symbol "VAL".

Through a Memorandum of Understanding, Valgold has entered into an agreement with Honnold Corporation ("Honnold") to acquire all of its mineral titles, and other exploration related assets in exchange for share ownership in Valgold.

Honnold is controlled 100 percent by the Cisneros Organization (Organización Diego Cisneros or "ODC"). ODC is a Venezuelan private company headquartered in Caracas and has multinational interests in which its principal interests are in broadcast, media and entertainment, and real estate, mainly in Venezuela. ODC conducts all of its mining interests through Honnold, which is a company registered in the British Virgin Islands. Honnold in turn controls a number of Venezuela incorporated companies that hold mining concessions in eastern Bolivar State. Table 1 shows the corporate structure of Honnold and its ownership of various Venezuelan registered companies and the concessions held by each subsidiary. *Decreto Con Rango y Fuerza de Ley de Minas, 1999* ("The Mining Code" adopted in 1999) limits the total exploration mining concession size for a single company to about 10,000 hectares. For the purpose of this report, we have divided Honnold's mineral title holdings into four major subsidiary groups: 1) Chicanán Resources, C.A. ("Chicanán") controls Chicanán East (Au); 2) Consorcio Minero Laguna Santa Rita, C.A. ("CMLSR") controls the Mochila Layered Complex (PGE); 3) La Increible Resources, C.A. ("La Increible") controls La Increible (Au); and 4) Vetas Vuelvan Caras, C.A. ("Vuelvan Caras") controls the two gold concessions near the border with Guyana.

The two authors of this report have been retained by Mr. Stephen J. Wilkinson, President of Valgold, to prepare an independent due diligence summary of scientific and technical information held by Honnold. We have been commissioned to prepare a report in compliance with the requirements of National Instrument 43-101 ("NI 43-101") concerning mineral exploration, development, and potential production activities on the Chicanán East (Au), Mochila Layered Complex (PGE), La Increible (Au), and Vuelvan Caras (Au) mineral prospects situated approximately 700 km southeast of Caracas, the capital of Venezuela. Valgold is in negotiations with Honnold and has a signed a Memorandum of Understanding that will lead to a contract for the acquisitions of all of Honnold's mineral properties pending the approval of the filing and acceptance of a 43-101 report.

The authors are further instructed to include their recommendations for future exploration if they deem the property holdings represent a mineral property worthy of additional exploration.

Much of the descriptive material in is report is based on information taken from a large number of internal reports and memorandums and maps that document nearly a decade of

CHART Nº 1


HONNOLD CORP (BRITISH VIRGIN ISLAND COMPANY)
100%
100%
GUERNSEY FIELDS VENEZUELA LIMITED
Consorcio Inversionista Karamata C.A.
50%
50%
50%
Vetas Vuelvan Caras C.A.
La Increible Resources C.A
In. 1,3 & 5
50%
Chicanan Resources C.A.
Ch. 21,22,26,27 & 28
Consorcio Minero Laguna Santa Rita C.A.
100%
Caroni Gold Fields Ch. 12 & 13
Yuruari Gold Fields Ch. 2 & 3
Chivao Gold Fields Ch. 9, 10, & 20
Precambian Gold Fields Ch. 14 & 15
Yuruan Gold Fields Ch. 4 & 5
Cuyuni Gold Fields Ch. 6 & 16
Guayana Gold Fields Ch. 1 & 7
Orinoco Gold Fields Ch. 8 & 17
Chicanan Gold Fields Ch. 11 & 23

continuous exploration activities on the various concessions held by Honnold. Technical documents reviewed for the purpose of preparing this report are listed in the section on "References" at the end of this report.

Both authors spent nearly two weeks reviewing the documents in the offices of Consorcio Minero Laguna Santa Rita C.A. (CMLSR) during which time continuous discussions with CMLSR staff and management were available to answer our technical questions on past exploration and the potential for future target definition and testing. Legal and accounting information and documentation were reviewed in a cursory fashion but have not been included in the Reference at the end of this report. Also, many of the documents referenced at the end of this report were photocopied for additional review at our respective home bases in North America.

2.1 RELIANCE ON OTHER EXPERTS

With respect to information relating to ownership of concessions, permitting requirements for continuing exploration, and quarterly reporting of activities to the Ministry of Basic Industries and Mining ("MBIM"), as required by law to maintain concessions, both authors relied on information provided by Honnold or its subsidiaries or its legal representatives in Caracas. This information is correct to the best of our knowledge and experience. However, we disclaim responsibility for such information and (or) any statements related to this information.

With respect to information related to accounting and exploration expenses, both authors relied on information provided by Honnold or its subsidiaries, which to the best of our knowledge and experience was correctly presented. However, it was not within the mandate or scope of this report to accurately examine those records as Valgold is putting together a team of specialists to examine accounting records early in the year 2006.

Although this was the first review and visit to the offices and properties of CMLSR by the senior author, Henry Meixner had previously visited both the office facilities and some of the properties. Henry's previous visit included a visit to the Mochila Layered Complex and Chicanán East properties where he reviewed the exploration programs and examined the various core libraries and collected a few samples for check assaying. As for this report, both authors have visited Mochila Layered Complex, Chicanán East, and La Increible prospects. However, time distance and location did not allow for a property visit to the Vetas Vuelvan Caras prospect.

2.2 PROPERTY DESCRIPTION AND LOCATION

For the purpose of this report, the mineral property holdings of Honnold consist of four distinct areas. In order of decreasing surface size they are: Mochila Layered Complex, Chicanan East, La Increible, and Vetas Vuelvan Caras. All are located in Bolivar State in south-eastern Venezuela. Figure 1 shows the general location of the Chicanán (Au) and



Aruba
N.Antilles
Punto Fijo
Grenada
CARIBBEAN OCEAN
Maracaibo
Caracas
Trinidad and Tobago
Andes
VENEZUELA
Ciudad Guayana
Ciudad Bolivar
San Fernando
BASIN
Orinoco R
San Cristobal
ORINOCO
IMATACA COMPLEX
GURI FAULT
El Callao
GURI DAM
Rio Chicanan
Cuyuni
GUYANA SHIELD
Caura
CHICANAN AU MOCHILA PGE PROJECT
LEGEND
Andean geological domain
Roraima intrusives
Roraima sediments
Supamo Granitic Complex
Greenstone belts
Archean Imataca Complex
Early Proterozoic
BRAZIL
200 km
Revised after R.P. Viljoen, 2002

CHICANAN AU - MOCHILA PGE PROJECT LOCATION AND SETTING

FIGURE 1

Mochila (PGE) projects and the general geology of Venezuela. Figure 2 shows the location of the four principal concession areas and the various mining districts in eastern Bolivar State. Table 2 is a chart showing the registered ownership of each concession with their names and size and also indicates the amount of superficial taxes paid in 2004. The estimated expense for holding the property during 2005 is thus an indication of future holding costs.

The Mochila Layered Complex and Chicanán East are contiguous mineral concession areas with their common boundary located near 6°25'N and 61°45'W. The UTM coordinates at about the same location are approximately 709,200 N and 637,215 E. In a general fashion, the Chicanán River can be considered to represent the common boundary between the Mochila Layered Complex area and the Chicanán East area.

The combined size of both Mochila Layered Complex and Chicanán East and the total number of showings and diversity of mineralization on these concessions (and including the adjacent El Foco (Au) project) is not unlike that of the El Callao or Kilometre 88 mining districts in size and economic mineral variety.

The La Increible contiguous mineral concessions are located near 7°30'N and 61°45'W. The UTM coordinates at about this location are approximately 820,000 N and 620,800 E.

The Vetas Vuelvan Caras is comprised to two non-contiguous mineral concessions (Zona A and Zona B) located west of centre on the Cabeceras del Rio Guarampin 1:100,000 Topographic Map Sheet. The centre of the Zona A concession is located at 7°6'30"N and 60°46'W. The UTM coordinates for the centre of Zona A concession are approximately 786,600 N and 747,000 E. Zona B is located north of Zona A with the centre of the concession approximately 6 km northeast of the centre of Zona A.

2.2.1 CHICANÁN EAST

Chicanán East is comprised of five contiguous mineral concessions covering a total area of 22,258 hectares. Chicanán Resources C.A. acquired the concessions from Corporación Venezolana de Guayana ("CVG") by an application submitted on 20 March, 1992 and granted on 19 October, 1999. The permits can be held for exploration purposes for two consecutive periods of 10 years. The area does not appear to have had a previous ownership nor is there a record of previous exploration although the area has an extensive history of exploitation by casual or artisanal miners, notably from the Carolina target area.

The concessions are situated on the east bank of the Chicanán River, a tributary of the Cuyuni River. The property is immediately east of the Mochila Layered Complex and the concessions and are numbered CH 21, CH 22, CH 26, CH 27, and CH 28. Figure 3 is a plan of the Chicanán East Au project area and Chicanán West area, (Mochila PGE Layered Complex) showing each of the concessions and their individual numbers.


VENEZUELA
N
LA INCREIBLE AU
BOCHINCHE DISTRICT
CHOCO 10 AU MINE
El Callao
TOMI MINE
Tumeremo
EL CALLAO DISTRICT
MARWANI DISTRICT
VUELVAN CARAS AU
EL DORADO DISTRICT
Cuyuni
River
CHICANAN WEST MOCHILA PGE
El Dorado
River
GUYANA
CHICANAN DISTRICT
Chicanan
KILOMETRE 88 DISTRICT
Km 88
CHICANAN EAST AU
0
50 km
Scale

CHICANAN AU - MOCHILA PGE PROJECT AREAS
LOCATION MAP / CONCESSION AREAS
Bolivar State, Venezuela

FIGURE 2


600000E
640000E
720000N
680000N
N
CHICANAN WEST
MOCHILA PGE
LAYERED COMPLEX
CH-6
CH-5
CH-4
CH-3
CH-2
CH-16
CH-15
CH-14
CH-13
CH-12
CH-11
CH-10
CH-9
CH-20
CH-21
CH-23
CH-22
CH-26
CH-27
CH-28
Chicanan River
CHICANAN EAST
CHICANAN AU
SHEAR ZONE
CH-1
CH-8
CH-7
CH-17
Concessions under
abandonment
0
20 km
Scale

CHICANAN EAST AU, CHICANAN WEST AU AND MOCHILA PGE PLAN OF CONCESSION AREAS

FIGURE 3

TABLE 2 PROPERTY CONCESSIONS AND SURFACE TAXES PAID DURING 2004 AND 2005

Registered Owner	Concessions	Property Size (hectares)	Surface Taxes Paid US $ 2004	US$ 2005 (estimate)
Chicanan Resources, C.A.	CH 21, 22, 26, 27, & 28	19,684	54,419	65,302
Caroni Gold Fields, C.A.	CH 12 & CH 13	10,000	29,767	35,349
Yuruari Gold Fields, C.A.	CH 2 & CH 3	10,000	29,767	35,349
Yuruan Gold Fields, C.A.	CH 4 & CH 5	10,000	29,767	35,349
Precambrian Gold Fields, C.A.	CH 14 & CH 15	10,000	29,767	35,349
Cuyuni Gold Fields, C.A.	CH 6 & CH 16	10,000	29,767	35,349
Chicanan Gold Fields, C.A.	CH 11 & CH 23	9,659	28,605	33,907
Chivao Gold Fields, C.A.	CH 9, CH 10 & CH 20	11,195	32,744	38,884
La Increible Resources, C.A.[1]	INC-1, INC-3 & INC-5	14,950		
Vuelvan Caras, C.A.[1]	ZONA A & ZONA B	2,136		
Orinoco Gold Fields, C.A.[2]	CH 8 & CH 17	9,802	N/A	N/A
Guayana Gold Fields, C.A.[2]	CH 1 & CH 7	10,000	N/A	N/A
TOTAL CONCESSION HOLDING COSTS			$264,603	$314,838

[1] Request to pay taxes been submitted

[2] Application submitted on 28 April, 2004 to return the property to MBIM

The project is at an early to intermediate stage of exploration. Some 93 diamond-drill holes, totalling 9,891 metres, have been drilled into the Carolina target and Serucha West target areas. Numerous other target areas have been explored only by soil geochemical sampling, trenching, and hand auger drill holes.

Turnberry Projects Pty (Ltd) (1999) was commissioned by ODC to do a Prefeasibility Study on the Carolina Prospect. Turnberry indicated that there was a total inferred resource of 986,680 tonnes, grading 1.5 g/t Au (47,500 ounces of gold). Unfortunately, the copy of Turnberry's report we reviewed did not include any information on how the resources were calculated. Furthermore, based on the information in the document, too many assumptions were made to assess the potential economics of the gold mineralization at Carolina. In our view, the report can only be considered a scoping-type report not a prefeasibility study. Both authors agree that the Carolina Prospect is a target

to be defined by further detailed exploration work and not a mineral resource that can be reported under NI 43-101.

Although the Carolina Prospect is the most advanced of all gold targets on Chicanán East, the Federal Government has placed a three year exploration and development freeze on the Carolina area, with two years remaining in the moratorium. Because of this temporary development suspension, the Serucha West (Au) prospect is now considered the primary gold target on the concessions.

2.2.2 THE MOCHILA LAYERED COMPLEX

The Mochila Layered Complex concession area (some reports refer to this as Chicanán West) is comprised of 19 contiguous mineral concessions covering a total of approximately 90,600 hectares. The property is located approximately 105 km south of El Callao and approximately 40 km west-northwest of the Las Cristinas' gold deposit (333 million tonnes grading 1.2 g/t Au). Las Cristinas is currently held 70 percent by Crystallex International Corporation and 30 percent by CVG and waiting for a government Production Permit to begin exploitation.

CMLSR acquired its 19 mineral concessions by application to CVG, who granted them to CMLSR on behalf of the Ministry of Environment and Natural Resources for the Government of Venezuela. The concessions are numbered CH 1 through CH 17 (inclusive) and CH 20, and CH 23 (see Figure 3). Except for CH 20 and a portion of CH 17, all concessions are west of the Chicanán River. It is important to note that four concessions, CH 1, CH 7, CH 8, & CH 17, totalling 19,802 hectares, are considered to be of very-low economic potential. Honnold, in accordance with The Mining Law, has solicited MBIM for permission to return these concessions to CVG (the mining administrative arm of MBIM) dated 28 April, 2004. As of the time of our examination, MBIM had not responded, although it is considered a *de facto* request. Nonetheless, the mineral rights are still legally controlled by their registered company.

The exploration permits covering Mochila Layered Complex concessions were acquired for 20 years on April 5, 1994, with annual, escalating rental fees consisting of US 3.00 dollars per hectare. These have been paid as of March 2004 (the fee will be about $3.50 for year 2005). Under the old Mining Law these exploration concession permits can be extended for an additional10 years. This property is in an early to intermediate stage of exploration in which 35 drill holes, totalling 3031 metres, tested various targets but no mineral resources have been delineated.

In addition to the PGE potential within the layered igneous complex there are three gold targets: Mochila Lineament Au, Zulia Au , and Franela South Au. All appear to have a structural or rock-type controlling component. The Mochila Lineament appears to be an area of structurally hosted gold occurrences in which the numerous gold targets are indicated by a large number of narrow, elongate surface pits from which *garimpeiros* (seasonal, artisanal miners) extracted near-surface gold. The Zulia target appears to be

controlled by the contact between the layered ultramafic and felsic volcanic rocks that are also intruded by a younger granitic pluton. The Franela target is a combined PGE and gold target located adjacent to the main Mochila Layered Complex that had originally been outlined by an aeromagnetic survey. Subsequent work discovered the cumulus complex in contact with sheared rhyodacite carrying auriferous quartz veins that were traced over a distance of 3 km.

2.2.3 LA INCREIBLE

The La Increible area is comprised of three contiguous mineral concessions covering a total area of 14,950 hectares. The concessions are situated north and northeast of the town of El Callao (see Figure 2). The main highway (Highway No. 10 also known as the Grand Sabana Highway) connects Puerto Ordaz, El Callao, and Tumeremo crossing the southern portions of Increible 5. The 1300 tonne per day open pit and underground La Tomi mine, owned by Crystallex International, is located adjacent to the common boundaries of Increible 3 and 5 and is the exploration model for these concessions.

Chicanán Resources C.A. acquired the concessions by application to CVG on 19 May, 1993. The permits can be held for exploration purposes for two consecutive periods of 10 years. The area does not appear to have had a previous ownership nor is there a record of previous systematic exploration. The project is at an intermediate stage of exploration on which 23 diamond-drill holes, totalling 2870 metres, have been drilled, all on the Increible 3 concession.

2.2.4 VETAS VUELVAN CARAS

The Vetas Vuelvan Caras (Au) concessions are located in the Marwani Mining District (Roscio Municipio) approximately 80 km east-southeast of Tumeremo and about 20 km west of the border with Guyana (see Figure 2). The property is comprised of two non-contiguous concessions, Vuelvan Caras and La Estrella, totalling 1503 and 640 hectares, respectively. The Vuelvan Caras concessions were mined by New Gold Fields (Venezuela) as an underground operation, starting in 1939, with an average grade of 39 g/t Au. The operation was terminated when the vein encountered a fault and the vein continuity was lost.

Although the two concessions were originally owned by Gold Fields (Venezuela) they reverted to the state some time after the mid-1950s. Post mining, circa 1953, the area appears to have been idle until Vetas Vuelvan Caras C.A applied for the concession. Vetas Vuelvan Caras C.A. acquired the concessions by application to CVG on 20 March, 1993. The permits can be held for exploration purposes for two consecutive periods of 10 years. Apart from the actual mined area, which has no known reserves, the project area is at an early stage of exploration. It is also important to note that there are a number of "illegal" artisan miners occupying the property and processing "alluvial" gold.

2.2.5 PROPERTY ACQUISITION AND HOLDING PROCEDURES

Prior to the mining law that was introduced in 1999, the general concept of the mining law was for free exploitation of any mineral resource, which led to government-perceived views that mineral extraction was being abused and the state was not receiving an adequate financial return. With respect to a financial return to the state, one of the main principles in the 1999 Decree-Law, is the express provision that all minerals belong to the Republic. According to this principle, the State is the true owner of mining resources, and not just their administrator. Consequently, under the 1999 Decree-Law, the former system, which was based on royalties to the Republic, is now eliminated, along with concepts such as mining claims, free exploration, exclusive exploration and free exploitation of mineral resources.

Since the National Executive bodies may have a special interest in some minerals or geographical regions, they retain the right to issue special regulations that will govern the types of investments required and any other important issues related to the scientific and technological development of mining in such areas, at a national and regional level. In addition, the document sets forth that the exploration and (or) mining contracts entered into with the CVG shall be converted into concessions.

To acquire an exploration concession, explore, and ultimately to exploit specific minerals is not procedurally difficult but specific bureaucratic steps and deadlines must be maintained. The following is a general summary of what steps and deadlines must be taken based on the 1999 Mining Law (*Decreto Con Rango y Fuerza de Ley de Minas, 28 de Septiembre de 1999*).

To acquire a mining concession, a legal entity, a Venezuelan citizen or a company registered in Venezuela, needs to present an application to the Ministry of Energy and Mines ("MEM"). However, since the law of 1999 was enacted, MEM was split into two Ministries: Ministry of Energy and Petroleum and Ministry of Basic Industries and Mines ("MBIM"). An applicant must describe the UTM coordinates of the property boundaries and the specific minerals to be explored for and ultimately to be exploited. If no conflict exists with the area being applied for, MBIM can grant exclusive rights to the concession for up to 20 years with the possible extension for a period not to exceed the original duration. Once the concession has been granted, the mineral title holder is required to inform the MBIM of its planned activities annually and to summarize its activities quarterly to CVG (CVG being a branch of MBIM administrating exploration and mining activities). It is best, although not necessary, to apply for permission to occupy (*Permiso Ocupación*) under Articles 40 and 41, that are issued by the Ministry of Environment. Permission to Occupy allows the holder to enter the property but not to disturb the land. In order to build roads, remove trees, and disturb the surface, etc., a Permission to Affect (the surface, i.e., natural resources) must be granted. This is referred to as *Permiso Afectacion*, which is also granted by the Ministry of the Environment.

For calculating property tax payments, the anniversary day of the permission to occupy is the day on which the agreement between the government and the mineral title holder was signed. For the first three years of the concession, with the possibility of a one year extension, there are no property payments. However, beginning in the fourth year there are escalating property payments based on the size of the concession using an inflation stabilizing formula which changes annually (*Unidad Tributaria* or Tax Unit). In addition, the property payments formula increases every three years, i.e. year 4-7, 7-9, 9-12, etc. It appears that the property payments for 2004 were approximately US$ 3.00 per hectare and it is expected that this payment amount will increase to about US$ 3.55 for 2005. In order to pay land taxes, the property holder must solicit from MBIM a request for the owed amount. Due to the bureaucracy, payments seem to lag by about one year.

At any time during the standard 20 year life of a concession, the mineral rights holder can request a reduction in size, or abandonment, of the concession. In addition, the mineral rights holder can request a conversion of the exploration concession into an exploitation concession. Once in production, and upon the sale of a mineral product, a three percent tax is levied on sales.

2.3 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

All of the properties are located in the eastern portion of Bolivar State, the easternmost state in Venezuela. Thus, all the concessions lie within a tropical climatic zone in which the humidity is usually high. Temperatures change little from day to night. Rainfall, although seasonal, can occur at any time and is often of short duration but heavy. High and variable winds prevail during the monsoon period. Plant growth, where not influenced or affected by man, can be thick and heavy, and the underlying soil cover is composed of highly weathered, clay-rich laterite or saprolite.

2.3.1 CHICANÁN EAST AND MOCHILA LAYERED COMPLEX

The Chicanán East and Mochila Layered Complex properties lie in a dense tropical jungle in south-eastern Bolivar State, the easternmost state of Venezuela that is bordered on the east by Guayana.

There is no road access to the property and exploration activities must be supported by either helicopter or barge and river boats that ply the Cuyuni and Chicanán Rivers.

The nearest road access is the north-south trending Grand Sabana Highway that connects Tumeremo with El Dorado and, further south, to Kilometre 88 (see Figure 2). This is a two-lane, paved highway that services eastern Bolivar State and continues on to the border crossing into Brazil, some 345 km south of Tumeremo.

The nearest road to the property is a secondary branch road that trends west and south-westward from Kilometre 33. Kilometre 33 and Kilometre 88 are measured southwards from the town of El Dorado. This road was constructed some years ago by Homestake Venezuela S.A. to service its main camp (now controlled by Zaruma Resources) in the centre of a concession adjacent to and east of the Chicanán East area. It was constructed as a low-maintenance laterite road approximately 30 km in length. This road also serves as access to a river landing, locally known at Puerto Foco, near the limit of barge navigation along the Cuyuni River. The old Homestake camp is approximately 10 km from the eastern boundaries of Chicanán East project area.

Aerocopter, C.A. operates several Bell Jet-Ranger helicopters out of its base in Tumeremo with a support base at Kilometre 88, approximately 40 km to the southeast of the property. A helicopter flight from Tumeremo takes about one hour and less than 20 minutes from Kilometre 88. During the time of our property examination our access was with a limited-charter, Bell Long Ranger rented to Aerocopter C.A. for our needs and charged out at US$1000 per hour (minimum 12 hour charter).

For bulk material, barges and river boats are the normal method for supplying the project area. River access to the Mochila and Chicanán East areas is limited to periods when the river is at or near high water because a series of rapids impede the movement of heavy equipment on the Cuyuni River below the confluence with the Chicanán River. The river disembarkation point for accessing the project is at Camp G-4 (06° 24' 53" N and 61° 45' 33" W) on Chicanán East. Water embarkation points are at either the town of El Dorado or at Puerto Foco. During periods of low water, river traffic southwest from El Dorado will wait at the rapids on the Cuyuni River while a river boat from Camp G-4 travels northward to the rapids where cargo is then transferred from one boat to the other.

The climate of the project area is typical of the jungle areas of north-eastern South America. There is a distinct rainy season from May to August and from November through to the end of December. September and January through April are generally considered dry months, but afternoon rain showers are common year round. During the rainy months, it is possible to have a total moisture accumulation ranging from 75 mm to 500 mm, whereas in the dryer months it can range from 25mm to 50 mm. Within the jungle, relative humidity ranges from 65 to over 80 percent throughout the year. The mean temperature is almost the same (25°C to 27° C) throughout the year.

The Chicanán East and Mochila Layered Complex properties are situated in an area of low topographic relief, generally in the order of less than 200 metres. The dominant topographic feature is the Sierra Verdun gabbro ridge and the valley of the northeast flowing Chicanán River, which forms the boundary between the Chicanán East area and the Mochila Layered Complex to the west. Also, the Cuyuni River forms the northern boundary of the Chicanán East area at Ch-28. Elevations of the low-lying areas range from about 120 to 140 metres above mean sea level; generally, the low-lying areas are covered with a thin layer of saturated soil. The topographic high areas of the property, commonly called "*Tepuy*" are usually isolated individual escarpments that might rise 250 metres or more above the generally flat to rolling low-lands.

2.3.2 LA INCREIBLE

The La Increible 1, 3, & 5 concessions are comprised of three contiguous mining concessions totalling 14,950 hectares and are laid out in a checkerboard fashion. The concessions are situated north and northeast of the town of El Callao. The property is strategically located in gently rolling savannah grasslands with highway access along the southern boundary. Full infrastructure is readily available for exploration purposes, including a well trained mining fraternity, as El Callao has a long history as a mining centre.

2.3.3 VETAS VUELVAN CARAS

The Vetas Vuelvan Caras property is comprised of two non-contiguous mining concessions totalling 2,143 hectares located in eastern Bolivar State approximately 20 km from the frontier with Guyana. The property is within the Forest Reserve of Imataca. On this trip, the property was not visited. However, the property appears to lie within dense tropical jungle with gently undulating topography ranging from 135 to just over 200 metres in a series of rounded, north-south elongated hills. Apart from the old mining road that transects the concessions from north to south there is little infrastructure. Streams in the area drain to the southwest, south and southeast.

There is no outcrop within the grid established in mid-1990 although there are occasional float boulders of greenstone lithologies such as dacitic tuffs and green coloured lavas. Hill tops are generally capped with laterite whereas low-lying valleys are filled with alluvial clays and gravel.

There are no organized communities within 20 km of the concessions.

2.4 HISTORY

Gold exploration in south-eastern Venezuela, and notably in eastern Bolivar State, dates back to the era of the Spanish Conquistadors and probably before that. The towns of El Dorado, Tumeremo, and El Callao, approximately 40 km to 80 km to the north of the Mochila Layered Complex (Chicanán West) and Chicanán East concessions, grew as centres for gold mining. The La Increible concessions are immediately north and northeast of El Callao and the Vetas Vuelvan Caras area lies about 100 km further east.

Exploration for gold deposits in the Chicanán River area dates to the earliest exploration of about 100 years ago and continues to the present. On Honnold's holdings, these gold producing areas are marked by numerous, large and small pits, in the La Neva, Carolina, Caruto, Solapa and Panama-Serucha areas. From the late 1960's through the 1980's, annual production from numerous small alluvial gold deposits of the area is estimated to be about one tonne of gold, all produced by artisan workers, locally known as *garimpeiros.*

In 1991, ODC, through its wholly owned subsidiaries Honnold Corp. and Consorcio Minero Cavanayan (Cavanayan), formed a joint venture with Gold Fields Venezuela Limited (Gold Fields), a wholly owned subsidiary of Gold Fields South Africa. Gold Fields as operator, explored for gold and Platinum Group Elements ("PGE") within the area of the present concessions (See Figures 1, 2, and 4). Cavanayan is a predecessor company to Consorcio Minero Laguna Santa Rita C.A. (CMLSR).

At about the same time, two of Honnold's subsidiaries, Chicanán Resources C.A. and La Increible Resources C.A., applied for other concessions. Chicanán Resources C.A. acquired, in 1991, the mineral rights to five concessions collectively known as Chicanán East, and in 1993, La Increible Resources acquired the mineral rights to three concessions (La Increible 1, 3, & 5) collectively known as La Increible. The holdings of Chicanán Resources were originally explored by Honnold's exploration arm, Angostura Mining C.A. However, after an initial stage of exploration consisting of an aeromagnetic survey in 1991 and line cutting, soil sampling, ground geophysics, trenching, and auger drill testing in 1992-93, the property was rolled into the agreement with Gold Fields.

In 1992, CMLSR and Gold Fields agreed to explore for gold in the area east of Chicanán River known as Chicanán East with Gold Fields as the operator. As part of the Joint Venture agreement, Gold Fields also agreed to fund and explore for gold on the La Increible concessions. The initial program on Chicanan East consisted of line cutting followed by soil sampling and a ground magnetometer survey. This was followed with backhoe trenching and sampling. In addition, nearly 47 km of grid lines were constructed across the Carolina zone. In 1993, the same area was subjected to more detailed sampling and incorporated auger-drilled geochemical sampling and an apparent resistivity survey. In 1994, 93 diamond drill holes were completed for a total of 6178 metres. This drill program tested the gold content of the oxidized saprolite down to fresh bedrock.

In December 1994, CMLSR incorporated nine subsidiary companies to hold ownership in the 19 concessions that make up the Chicanán West area. The purpose of acquiring these concessions from CVG was to explore for PGE's and gold. CVG, being similar to a Canadian Crown Corporation, controls and administers all resources and resource development in Bolivar State. The reason for CMLSR holding nine separate subsidiaries is to comply with Venezuelan Mining Law which limits the size and ownership on a mining concession to 10,000 hectares.

In 1994, Gold Fields began its program of systematic exploration with an aeromagnetic survey over the Mochila Layered Complex on the Chicanan West area. This survey included magnetic, radiometric, and side-scanning radar components. In 1995, a program of line cutting and geochemical soil sampling, pit-face sampling, and trenching was completed. Approximately 142,200 metres of lines were opened and 2177 soil samples and 79 pit-face samples were collected. In addition, 144 metres of backhoe trenching was completed. On the Chicanan East area, results were sufficiently encouraging that Gold Fields continued its multi-component exploration program and targeted areas for diamond drilling, and by year end had completed 6178 metres of core drilling on Chicanán East. During 1999, Gold Fields completed 13,687 metres of diamond drilling on Chicanán East culminating with metallurgical studies.

Gold Fields continued to explore after having identified the PGE and nickel potential within the Mochila Layered Complex. In 1996, to further their PGE exploration activities, Gold Fields completed approximately 85 km of ground magnetic surveys and 15 km of gravity surveys. In addition, the company collected approximately 1240 soil samples using MMI technology to identify and delineate gold, nickel, and PGE targets. In 1998 and 1999, Gold Fields completed 3031 metres of diamond drilling on two target areas, the Mochila main grid (33 bore holes) and the Franela South grid (2 bore holes).

In 1994, Gold Fields began a trenching program on La Increible that comprised 44 backhoe trenches totalling 5663 metres. In addition, Gold Fields collected 8811 soil samples and 3723 rock samples for the trenches. In 1995, 22 diamond drill holes, totalling 2670 metres were completed.

In 2000 and 2001, with precious metal prices in a spiralling decline, little or no exploration was conducted on the concessions. In 2002, Gold Fields terminated its joint venture agreement with Honnold and transferred all its interest to Honnold with the provision that Gold Fields retain neither interest nor liability nor the right to re-enter into the project or properties.

3.0 GEOLOGICAL SETTING

The Guyana Shield forms the northern part of the Amazon Craton and consists of generally westward-younging geological provinces. In Venezuela, the shield can be divided into five litho-tectonic units: Imataca, Pastora-Botanamo, Cuchivero, Amazonas, and Roraima, all geographically located in the Orinoco and Amazon Basins, and within Bolivar State of the Amazon Federal Territory. It is the Paleoproterozoic Pastora-Botanamo Province that hosts the abundant gold mineralization within granite-greenstone belts.

The Pastora-Botanamo Province consists of a greenstone belt assemblage of mafic and felsic metavolcanic, metasedimentary, and igneous intrusive rocks. The oldest rocks consist of tholeiitic mafic metavolcanic rocks of the Carichapo Group (El Callao and Cicapra Formations), overlain by intermediate to felsic volcanic rocks of the Yuruari Formation (Pastora Supergroup, 2300-2250 Ma). Granitic rocks of the Supamo Complex (2230-2100 Ma) intrude the Pastora Supergroup and divide it into arcuate belts. Metamorphic grade is greenschist, but approaching amphibolite near the Supamo granites. In discordant contact with these rocks are bimodal metavolcanic and metavolcaniclastic rocks of the Caballape Formation (Botanamo Group, 2100-2000 Ma). The upper part of the Botanamo Group consists of clastic metasedimentary rocks of the Los Caribes Formation.

The first stage of the Transamazonian Orogeny caused recumbent, isoclinal folds with axial planes wrapping around the Supamo granites and affecting only the Pastora Supergroup. The second phase of deformation, which also affected the Botanamo Group, resulted in formation of major shear zones up to 1 km wide and 35 km long. Significant gold mineralization was developed in the late stages of the Transamazonian Orogeny at about 2.0-1.9 Ga in both Venezuela and in the Barama-Mazaruni greenstone belts in adjacent Guyana (e.g., Omai mine, 3.9 Mt @1.0 g/t Au). The El Callao formation is the main host for gold mineralization in Venezuela, although gold-bearing quartz veins occur in all formations except the Los Caribes Formation, but, including the Supamo Granite. Volcanogenic massive sulfide (VMS) occurrences are known from greenstone belts in Guyana but little exploration for these has been done in the Pastora-Botanamo Province in Venezuela. Figure 4 shows this regional geologic setting surrounding the four Honnold concession areas in eastern Bolivar State.

Both the Chicanán East area and Mochila Layered Complex area lie within the Pastora-Botanamo Province. At Chicanán East, mafic to intermediate intrusive to metavolcanic rocks are intercalated with minor epiclastic sedimentary rocks of the Paleoproterozoic, Carichapo Group and form the host rocks for gold mineralization. These greenstones, have been folded and faulted to form an asymmetrical synclinorium. The synclinorium is limited to the west by the Chicanán Shear Zone. Gold mineralization is associated with this tectonic shear. West of the Shear Zone, rhythmically layered ultramafic to mafic intrusive bodies intrude the greenstones containing Platinum Group Elements that have been identified within specific layers in the mafic intrusive rocks. Figure 5 shows



62°
61°
8°
6°
N
GURI FAULT
Nuria
Altiplano
Guasipati Fault
GUASIPATI
LA INCREIBLE
AU
Laguna Dyke
TOMI
EL CALLAO
TUMEREMO
RIO YURUARI
VUELVAN CARAS
AU
RIO SUPAMO
Sierra
Verdun
0
40
KILOMETRES
MOCHILA COMPLEX
PGE
Guyana
Christinas
La Nina
KILOMETRO 88
RIO VENAMO
CHICANAN AU
SHEAR ZONE
EARLY PROTEROZOIC DIABASE
UNDIFFERENTIATED
RORAIMA SEDIMENTS
POST SUPAMO GRANITES
SUPAMO COMPLEX
INTRUSIVE MAFIC ULTRAMAFIC
DYKES/COMPLEXES
UNDIFFERENTIATED GREENSTONE
IMATACA METAMORPHIC COMPLEX
MAJOR STRUCTURES, FAULTS, SHEAR ZONES
MAIN GOLD OCCURRENCES

Revised after R.P. Viljoen, 2002

CHICANAN AU SHEAR ZONE, MOCHILA PGE LAYERED COMPLEX, LA INCREIBLE AU AND VUELVAN CARAS AU PROJECT AREAS GEOLOGICAL SETTING
Bolivar State, Venezuela

FIGURE 4


Chicanan Concessions

Revised after R.P. Viljoen, 2002

CHICANAN AU AND MOCHILA PGE PROJECT AREA
REGIONAL GEOLOGY

FIGURE 5

the regional geology along the Chicanán River. The area of the concessions is outlined in red and shows the Chicanán East (Au) Property on the southeast side of the River, and the Mochila Layered Complex (PGE) Project to the northwest.

Figure 6 is a more simplified illustration of both the Chicanán (Au) Project and Mochila Layered Complex (PGE) Project concessions. Figure 6 also shows the two principal gold targets, Carolina and Serucha on Chicanán East and the locations of the PGE targets on Mochila Layered Complex. The blue-coloured areas indicate the distribution of mafic and ultramafic intrusive rocks.

Figure 7 shows a more detailed geologic interpretation of the area immediately surrounding the Chicanán East (Au) Project area. The figure also shows the distribution of artisanal workings throughout the district. Of note is the elongation, in a northeast direction, of artisanal workings immediately southeast of Chicanán River. This elongation is a reflection of bedding attitudes that control the distribution of gold along the Chicanán River Shear Zone. Not identified on this figure, but located northwest of the Chicanán River, is the Mochila Lineament gold area that is represented by the northward distribution of artisanal workings parallel to the westerly contact of the younger Sierra Verdun gabbro and the intrusives of the Mochila Layered Complex to the south.

Throughout the district, all age groups and types of rocks have been intruded by a series of younger diabase dikes ranging from the Neoproterozoic (1.8 to 1.5 Ga) to the Mesozoic (248 to 65 Ma).

Gold mineralization at both the Chicanán East area and the Mochila Layered Complex is bound to structurally controlled shear-zones and is intimately associated with quartz-sericite-pyrite-carbonate alteration. PGE mineralization appears to be related to two distinct styles: 1) within an altered, pegmatoidal clinopyroxenite zone associated with chalcopyrite and 2) a contact zone between a pyroxenite and a gabrro (feldspathic pyroxenite?) low in sulphur (Henckel, Oct. 1998).



MOCHILA LAYERED COMPLEX PGE TARGET
Chicanan West Concessions
MOCHILA LINEAMENT AU TARGET AREA
ZULIA AU TARGET AREA
FRANELA SOUTH AU TARGET AREA
Chicanan River
Chicanan East Concessions
CAROLINA AU TARGET AREA
SERUCHA WEST AU TARGET AREA
0
5
10
KILOMETRES
N

Revised after R.P. Viljoen, 2002

CHICANAN EAST AND WEST CONCESSIONS
PRINCIPAL GOLD AND PGE TARGET AREAS

FIGURE 6



0 5 10
KILOMETRES
Roraima Group
Granite
Younger Gabbro
Mochila Layered Complex
Meta Volcanics
Chicanan-Carolina Shear Zone
Artisinal Workings
Chicanan East Project Area

Revised after R.P. Viljoen, 2002

CHICANAN GOLD SHEAR ZONE PROJECT AREA GEOLOGY

FIGURE 7

4.0 DEPOSIT TYPES AND TARGETS

Since 1829 at least 250 tonnes of gold have been produced from the Pastora-Botanamo Province in the El Callao – Kilometro 88 area (Channer, et. el., 2005). There are currently three active mines Colombia -1.6 Mt @ 9.2 g/t Au; La Camorra – 0.19 Mt @ 21.98 g/t Au and, La Tomi – 0.71 @ 6.3 g/t Au. Three mines are in construction, Choco 10 – 23Mt @ 1.78 g/t Au; Las Cristinas – 333 Mt @ 1.2 g/t Au, and Isadora – 338,000 t @ 33 g/t Au. A number of other precious metal projects are undergoing exploration and feasibility studies, and many small-scale artisan gold mining operations are currently active.

The principal deposit types are gold-bearing shear zone hosted quartz-carbonate veins (e.g., Colombia, La Camorra, Franela South Au), disseminated gold with sulphides (e.g., Las Cristinas, Choco 10, and Serucha West Au), and disseminated copper and gold (e.g., Brisas). Tropical weathering of bedrock gold occurrences has locally produced supergene enrichment of gold and the formation of nuggets or "*cochanos*". The main gold districts in eastern Bolivar State are El Callao, Lo Increible, El Dorado, Chicanan East, Kilometre 88, El Foco, Bochinche, Marwani, and El Manteco.

Intense tropical weathering has altered the rocks from surface to a depth approaching 60 metres. A thin upper laterite horizon of soft oxidized iron-rich and clay-rich material overlies the saprolite. These two units form the deposit type of an oxidized gold deposit. They differ markedly from the underlying bedrock from which they are derived.

At surface, the laterite horizon extends to a depth of a few metres. It is a highly weathered, red subsoil that is rich in secondary oxides of iron (ferrocrete particles), aluminium or both and (or) manganese. The laterite horizon is devoid of base elements such as calcium and sodium and primary silicates and shows no structural characteristics of the original bedrock.

Below the lateritic horizon is the saprolitic horizon. This horizon appears to average approximately 35 metres in depth but can extend much deeper. Below about 35 metres the local term "saprock" is utilized. The saprolite horizon is either red in colour or white to yellowish-white in colour. The colouration is a function of alteration in the parent bedrock, and the white to yellowish-white colour is an important exploration tool as it outlines areas of hydrothermal alteration.

The predominant characteristics of the saprolite horizon are:

Conversion of both alkali and potassic feldspars and other silicates to clays;
Absence of sulphide minerals and a near absence of carbonates;
Increase in content of residual hydrated iron oxides, aluminium and magnesium;
Depletion of silver and base metals;
Very high moisture content and a decreased dry density due to both an increased porosity and permeability;

An important increase in the gold grain size and content when compared to its underlying bedrock source; and

Structural and (or) bedding characteristics, becoming more prominent with depth as fresher bedrock is encountered.

Alluvial gold mineralization is widespread in the region. The entire fluvial drainage system in the region has been subjected to various degrees of artisanal placer mining activities dating to before the Spanish conquest. However, due to the limited size of the auriferous alluvial and colluvial gravels in the area, these placer deposits are too small for systematic mining operations and are rarely considered to be viable exploration targets.

4.0.1 SERUCHA WEST (Au) PROSPECT

Although the Carolina prospect area is the most advanced exploration target on the Chicanán East concessions, it is presently under a government moratorium preventing exploration and development for approximately two more years. As such, the Serucha West Prospect gold target area is thus considered the best exploration project on the Chicanán East concessions. Figure 8, in addition to being of historic interest as it shows the location of various grids on the Chicanán East Gold Concessions, gives an indication of the extent of the mineralized zones. The figure also shows the locations of the various showings centred on Concession CH-27 as well as those in and around the Carolina prospect on Concession CH-21. Figure 9 shows the distribution of mineralized zones on the Carolina prospect and their widespread distribution in along elongate zones, a reflection of the northeast-southwest movement along the Chicanán Shear Zone. Figure 10 identifies a variety of gold target areas within the Chicanán East Concessions.

The Serucha West target lies in the southern portion of Concession CH-27 (see Figures 5 and 6) and consists of four showings, Serucha West, Serucha Central, Serucha North, and Serucha South, collectively referred to as Serucha West. These showings include a large cluster of other prospects, including the Panama, Puyero, Puyerito, Sabaneta, Valencia, Tierra Baja, Veta de Blanco, Cerro Alto and Amarillo all of which are located on Concession CH-27 and the bordering Concessions of CH-26 and CH-28.

Exploration at Serucha West has been on-going since 1995 after being discovered during a regional soil sampling program. The original gold anomalies were followed up with grid-based soil geochemistry, using both -80 mesh and Mobile Metal Ion (MMI) techniques, which further delineated a 3 kilometre-long northwest trending gold anomaly. The outcome of this sampling program identified four discrete zones: Serucha West, Central, East, and North.

No known outcroppings of bedrock have been found and, with the exception of erratic boulders of gabbro, the entire area is underlain by varicoloured saprolite. These were mapped and related to their parent rock lithologies. Hand auger holes and manual trenching programs tested the mineralization in the upper saprolite beneath the


CH - 1
CH - 8
CH - 9
CH - 10
CH - 11
CH - 2
CH - 12
CH - 7
CH - 17
CH - 21
CH - 22
CH - 27
TUCUPA AREA
HACHA GRID
HACHA BLOCK
MORICHAL GRID
CAROLINA CENTRAL BLOCK
CAROLINA GRID
PANAMA-SERUCHA WEST BLOCK
CONCESSION BOUNDARY AND NUMBER
REGIONAL EXPLORATION LINES
EXPLORATION GRID LINES AND NUMBER
MINEROS WORKINGS AND NAME
RIVERS
CHICANAN EAST CONCESSIONS
0
METRES
3000
N

Revised after R.P. Viljoen, 2002

CHICANAN EAST GOLD CONCESSIONS
DISTRIBUTION OF EXPLORATION GRIDS AND MINEROS WORKINGS

FIGURE 8


FRANFLA LINEAMENT
Rio Chicanan
0 1000 2000 3000 4000
METRES
CH - 20
CH - 21
CH - 22
CH - 26
GUYANA FAULT
PANAMA LINEAMENT
CE1
CE2
CE3
CE4
CE5
CE6
CE7
CE8
CARUTO
CAROLINA
CAROLINA WEST
AIRBORNE DATA
STRONG TO MODERATE RADIOMETRIC RESPONSE
MAJOR DISCONTINUITIES AND LINEAMENTS FROM MAGNETICS
EXPLORATION TARGETS
CAROLINA EAST SHEAR ZONES (TARGETS)
CAROLINA PROSPECT SHEAR ZONES
CAROLINA WEST SHEAR ZONES (See FIG 34)
POSTULATED POSITION OF CAROLINA WEST SHEAR ZONES FROM RADIOMETRIC ANOMALIES
INFILL SOIL GEOCHEMICAL LINES (CAROLINA EAST)
CH - 21 CONCESSION BOUNDARY AND NUMBER
REGIONAL EXPLORATION LINES
EXPLORATION GRID LINES AND NUMBER
MINEROS WORKINGS AND NAME
RIVERS
GEOCHEMISTRY
GOLD IN SOIL >50ppb
Gold in Stream Sediments
80 - 200ppb
200 - 400ppb
400 - 800ppb

Revised after R.P. Viljoen, 2002

CHICANAN EAST GOLD CONCESSIONS
INTERPRETATION OF SOIL GEOCHEMISTRY USING AIRBORNE MAGNETICS, RADIOMETRICS, RADAR AND SATELLITE IMAGERY, AND SOIL COLOUR

FIGURE 9



REGIONAL EXPLORATION TARGET AREAS
AREAS OF DETAILED EXPLORATION
REGIONAL SOIL GEOCHEMICAL ANOMALIES (>200ppb GOLD)
LA NENA
MORICHAL
CAROLINA WEST
EL MERE
CAROLINA
CABEZA DE PLATO
CAROLINA EAST
NORTH
CENTRAL
SOUTH
CARUTO
SOCAFA
SOLAPA EAST
SERUCHA WEST
VALENCIA
TIERRA BAJA
AMARILLO
SABANETA
SERUCHA
SERUCHA EL NORTE
PUYERO
PUYERITO
VETA DE BLANCO
CH - 21
CH - 22
CH - 26
CH - 27
CH - 28
0
5000
METRES

CHICANAN EAST CONCESSIONS
REGIONAL GOLD TARGETS

FIGURE 10

geochemical anomalies. In 1997, a diamond drill program was initiated and 25 HQ size, diamond-drill holes were completed totalling 3963 metres. A number of encouraging gold intersections were recorded with the best one averaging 1.05 g/t Au over 71.2 metres, including 33.76 metres of 1.52 g/t Au from the surface downwards. A zone of elevated gold content, of 1.11 g/t Au, was cored over 70.54 metres below the saprolite, in a hole that reached a depth of 138 metres. Figure 11 shows the distribution of mineralized lodes in relation to the surface geology based on the interpretation of soil colours.

Figure 12 shows the gold geochemistry in soils and the location and distribution of the various prospects within Concession CH-27 and Ch-28. From the drawing, it is apparent that the Serucha West gold mineralized zone is traceable for over 4000 metres with a distinct +400 ppb Au core zone that is 50 to 75 metres in width. It is also apparent that other prospects are aligned along the predominant 300° trend that is traceable for approximately 1.5 km. This cluster of deposits is terminated to the northwest by the Chicanán River Shear Zone which terminates the Carichapo (sometimes spelled "Garichape") Group Synclinorium.

Two styles of mineralization have been identified at Serucha West (Au). The first is a gold-silver zone located at Serucha Central; it is a disseminated quartz-albite-pyrite-carbonate-sericite replacement type, hosted by felsic volcanic to sub-volcanic intrusive rocks in close proximity to more intermediate volcanic rocks. The second style of mineralization is most widespread and is a gold only zone in which the gold occurs within sheared volcanics, in quartz-pyrite-sericite veins within rocks of andesitic composition.

Figure 13 shows the north-westerly aligned gold exploration targets of Puyerito, Valencia and Amarillo on the Panama-Serchua zone relative to the Panama and El Foco lineaments. The extensive geochemical grids that cover these showings indicate that this area is drill ready for exploration. In conjunction with Figure 13, Figure 14 shows a cross section of the A Lode and B Lode gold zones along Line 7400 S with the attitudes of these mineralized trends at depth.

4.0.2 CAROLINA (Au) WEST and EAST PROSPECTS

The Carolina Prospect is located within an ecological zone and the government has imposed a temporary moratorium prohibiting exploration and development until 2007. Importantly, the moratorium has not prevented artisan miners from exploiting the area. The Carolina Prospect is the best target on the Chicanán East property with an inferred resource estimate of 1.3 millions tonnes containing approximately 135,000 ounces of gold to a depth of 100 metres (Turnberry Projects, 1999). This area has additional upside potential for expanding this resource as drilling has not fully delineated the mineralized zones.

From the late 1960s, numerous small alluvial gold deposits have been exploited at specific areas within the Carolina Prospect area. In the early 1990's, Gold Fields


NORTHERN SECTOR
CENTRAL SECTOR
SOUTHERN SECTOR
7000S
CH - 27
EXPLANATION
GABBRO
DARK RED SOIL WITH LATERITE
RED SAPROLITE
MAINLY WHITE SAPROLITE
TAILINGS
OUTCROPPING QUARTZ VEINS
FAULTS (From drilling, saprolite mapping and geochemical trends)
DIAMOND DRILL HOLE
TRENCH
MINEROS WORKINGS
MINERO SHAFT
SECTION LINES
MINERALIZED LODES
SURFACE POSITION OF A LODE
SURFACE POSTION OF A LODE
SURFACE POSITION OF B LODE
SURFACE POSITION OF LODE ZONES NOT DISTINGUISHED
0
1000
METRES

Revised after R.P. Viljoen, 2002

SERUCHA WEST GOLD PROSPECT
OUTCROPPING MINERALIZED LODES
AND SURFACE GEOLOGY

FIGURE 11



CH - 21
CONCESSION BOUNDARY AND NUMBER
PUYERO 2
REGIONAL EXPLORATION LINES
-9 800
EXPLORATION GRID LINES AND NUMBER
CARUTO
MINEROS WORKINGS AND NAME
RIVERS
Gold (parts per billion)
100 - 200
200 - 400
400 - 800
N714
N718
E640
PANAMA GRID BASELINE 2000
RIO CHICANAN
RIO CUYUNI
PLAYITA
PANAMA GRID
PUYERO 2
PUYERO 3
PUYERO 4
PUYERO 5
N710
VETA DE BLANCO
VALENCIA
2000
3000N
4000S
TIERRA BAJA
3000
AMARILLO
5000S
CARUTO BASE LINE 5000
6000S
4000
500
0
SABANETA
SERUCHA NORTE
7000S
6000
SERUCHA
8000S
7000
CH - 28
9000S
SERUCHA WEST GRID
9400S
PANAMA GRID
BASELINE 2000
9000
CH - 27
0
1000
2000
METRES

Revised after R.P. Viljoen, 2002

PANAMA - SERUCHA WEST GOLD PROSPECTS
SOIL GEOCHEMISTRY

FIGURE 12



CH - 21
CONCESSION BOUNDARY AND NUMBER
PUYERO 2
REGIONAL EXPLORATION LINES
EXPLORATION GRID LINES AND NUMBER
CARUTO
MINEROS WORKINGS AND NAME
RIVERS
0 1000 2000
METRES
HIGH GROUND >180m
REGIONAL POTASSIUM ANOMALIES
TARGET AREAS FOR FOLLOW UP EXPLORATION
AXES OF SOIL GEOCHEMICAL ANOMALIES >200pb
AXES OF SOIL GEOCHEMICAL ANOMALIES >100-200ppb
AEROMAGNETIC / RADIOMETRIC LINEARS
RIO CHICANAN
RIO CUYUNI
PLAYITA
PANAMA LINEAMENT
PANAMA GRID BASELINE 2000
N714
N718
E640
N710
PUYERO 2
PUYERO 3
PUYERO 4
PUYERO
PUYERITO
VETA DE BLANCO
TIERRA BAJA
AMARILLO
SABANETA
SERUCHA NORTE
SERUCHA
EL FOCO LINEAMENT ZONE
E644
CARUTO BASE LINE
SERUCHA WEST GRID
PANAMA GRID
CH - 27
CH - 28
EXPLORATION TARGETS
1 PUYERO WEST
2 PUYERO SOUTH
3 VALENCIA NORTH
4 VALENCIA WEST
5 AMARILLO WEST
6 SERUCHA SOUTH
7 PANAMA EAST
Revised after R.P. Viljoen, 2002

PANAMA - SERUCHA WEST GOLD PROSPECTS EXPLORATION TARGETS

FIGURE 13


G
H
B LODE
A LODE
Shaft
Shaft
BH3
BH2
BH1
GOLD GRADE (g/t)
0.6 - 1.5
1.5 - 2.0
>2.0
Gabbro
Red and white saprolite
Mainly porphyritic dacite brecciated in places
0
20
40
METRES
Revised after R.P. Viljoen, 2002

SERUCHA WEST GOLD PROSPECT
SECTION G-H - LOOKING NW THROUGH LINE 7400S

FIGURE 14

surveyed the area with an airborne magnetic survey, which detected the major lithologic units. Following the airborne survey, the exploration work included additional remote sensing, reconnaissance geologic mapping, stream sediment geochemical sampling, additional airborne magnetic and radiometric surveys and detailed ground magnetic and self potential surveys. Follow up trenching and extensive auger drilling were used to outline the extent of the mineralized zones within the tuffaceous rocks of dacite and andesite composition.

This exploration work indicated that the old alluvial surface workings generally reflect the underlying gold mineralization trends along a northeasterly trend in the sheared host rocks. The country rock/saprolite lithologies exhibit low topographic relief and generally low magnetic intensity. The regional extent of the mineralized structure has not been determined but this zone extends across Concessions CH-21 and CH-22 for an overall strike length of approximately 15 km (see Figure 9). Throughout 1999 Gold Fields completed widely spaced drilling on the south-western zone and completed nearly 100 diamond-drill holes totalling approximately 13,687 metres.

The Carolina Prospect is underlain predominantly by sericite and chlorite schist of the Carichapo Group. These rocks have been intruded by rhyo-dacitic feldspar porphyries and granitic to monzonitic intrusives. Since the area has undergone extensive lateritization, outcrops of fresh rock are not present. Consequently, exposures consist of either white or red saprolite.

The white saprolite is interpreted to represent a series of hydrothermally altered felsic to intermediate volcanic and sedimentary rocks at depth. In places, the white saprolite has the appearance of intensely sheared and foliated quartz diorite that contains disseminated pyrite, and which is oxidized imprinting a yellowish-coloured staining on the surface. Elsewhere, it contains a banded unit with alternating white (sericitic) and dark (graphitic) layers. Mineralogical studies (Uys, et. al., 1993) suggest that the white saprolite schist is made up of quartz-sericite schist and sericitic mylonite and contains auriferous quartz veins.

The red saprolite is areally more extensive and covers the northwestern and southeastern portion of the concessions. Areas of red saprolite commonly coincide with areas of low potassium as determined by the 1991 airborne radiometric survey. The red saprolite is here interpreted to represent unaltered intermediate volcanic rocks.

The Carolina Au Prospect lies within east-northeast trending shear zone termed the Carolina Shear Zone. Within this sheared area, gold-mineralized, hydrothermally-altered volcanic rocks have been bleached to a white colour. The shearing within the zone is further complicated by post-mineralization isoclinal folding of the mineralized zones. Discrete mineralized strata are sub-vertical, extend for several hundred metres along strike, and are 20 to 30 metres wide. In areas of structural thickening the mineralized area may be as wide as 150 metres. Figure 15 shows the location of gold mineralized zones and the areas of detailed exploration over the 20 kilometre-long Carolina area. It


Western Lode
Central lode
Porphyry lode
February
March
Brazil
El Merey
0
400
metres
EXPLORATION TARGETS
AREAS OF DETAILED EXPLORATION
MINERALIZED ZONES
TRENCHES
EXTENT OF TAILINGS
MINEROS WORKINGS

CAROLINA GOLD AREA
MINERALIZED ZONES AND GOLD EXPLORATION TARGETS

FIGURE 15



0 5 10
KILOMETRES
2
3
Roraima Group
Granite
Younger Gabbro
Mochila Layered Complex
Meta Volcanics
Chicanan-Carolina Shear Zone
Artisinal Workings
Concessions
1 Franela South
2 Mochila Lineament
3 Zulia

Revised after R.P. Viljoen, 2002

CHICANAN WEST CONCESSIONS
GEOLOGY - GOLD TARGETS

FIGURE 16

also shows the elongate nature of the mineralized bodies parallel to the dominant axial trend of the shear.

4.0.3 MOCHILA LINEAMENT (Au) PROSPECT

The Mochila Lineament, on Chicanán 13, 14 and 15 concessions, is described by Gold Fields geologists as a left lateral, transcurrent brittle/ductile shear zone that trends at 340° across the eastern part of the Mochila Layered Complex. It is shown in Figures 16 and 17. It is surmised to be a post-Gondwana graben into which local rivers drained and have deposited alluvial gold. This zone of widespread gold mineralization is more than 14 km long and about three kilometres wide and contains numerous artisan miners' pits and excavations along its north-westerly trend. Centered at the La Veta gold/PGE prospect, a 075° trending, three kilometre-wide ductile shear zone, that is sub parallel to the Carolina Shear, crosses the Mochila Lineament at 90°. Adjacent to the eastern edge of the Mochila Lineament, the Sierra Verdun gabbro intrusive has been emplaced as topographic ridge that is sub-parallel to the Mochila Lineament. This gabbro is younger than the Mochila Lineament. A granite intrusive body is interpreted to underlie the northern part of the lineament as deduced from abundances and shapes of quartz grains in alluvial workings in this area.

The area was mapped and soil sampled by Gold Fields resulting in a number of gold soil geochemical anomalies with values of greater than 100 ppb Au. Linear and oval anomalies are distributed along northwest (Mochila Trend) and northeast (Carolina Trend) directions mimicking the geometry of the intersections of these two structures. These features are shown as Gold Target Areas 1, 2 and 3 on Figure 17. The most prominent geochemical anomalies range in size from 2000 m x 200 m to less extensive areas. Anomaly 1 appears to be conformable to the north-westerly layering of mafic lithologies of the underlying Mochila Complex. Anomaly 2 is aligned along the Mochila Lineament and Anomaly 3 appears to be aligned in a sub-parallel attitude with the north-easterly Carolina Shear trend.

The stratigraphic section has been deduced from alluvial workings at 7680 N - 60E on the geochemical grid in the northern part of the lineament. A stratified alluvial sequence of sands, channel lags and brown clay layers reaches depths of 200 metres and is followed, after a sharp contact, by a succession of grey clay containing hematite patches. A 30 metre red clay layer follows and forms the base of this succession. This red clay is the gold-bearing horizon according to the local miners. A sharp contact between the red clay and underlying white saprolite indicates deeply-weathered granite at about 400 metres below the surface. The white saprolite at this locality, containing muscovite flakes and granular quartz grains, indicates the saprolite was derived from the deeper granite.

The La Veta gold and platinum prospect, at the intersection of the two lineaments, contains gold-bearing quartz veins with modest values of 2 g/t or less that occur near mafic-metavolcanic lithological contacts. It is not known whether this is related to the Carolina gold mineralization, that is, part of the 075° ductile shear trend or whether it is related to the Mochila Lineament shear trend. It is surmised by past workers that

additional gold mineralization will be found near granite-greenstone contacts as well as near mafic-greenstone contacts throughout the Mochila Lineament area.

No detailed exploration, such as drilling or trenching was done in this area and the source of the gold mineralization has not been satisfactorily explained. Past workers speculate that gold may be associated with the granite or with the granite-greenstone contact. Also, the gabbro-greenstone contact could be a possible source of gold (as at the La Tomi mine). Alternatively, the gold may be related to the left lateral shearing along the lineament and with concomitant injection of hydrothermal gold-bearing solutions into open spaces where the metavolcanic rocks are in contact with granite or mafic rocks.

The widespread distribution of gold along the Mochila Lineament, as been delineated by gold geochemistry and miners pits, and occurs in an area of intersecting shear structures, granitic intrusive rocks and favourable underlying volcanic lithologies. These geological characteristics are comparable to those of the Chicanán East Area gold prospects and amply indicate that the Mochila Lineament (Au) Prospect should be considered as a target area for further gold exploration.

4.0.4 FRANELA (PGE – Au) PROSPECT

The Franela gold target area, on Chicanán 11 and 23 concessions, lies within the Chicanán West concession area adjacent to the Chicanán River. It is shown as Area 1 on Figure 16. Figure 18 shows the distribution of gold in soils, trending east-northeast and parallel to the mafic-ultramafic contact. This area is characterized by three strong gold geochemical anomalies and is underlain by a layered ultramafic complex. It has had minimal exploration to date and is believed by Gold Fields' explorationists to have a good potential for gold mineralization.

The area was first identified by a strong magnetic signature from an aeromagnetic survey that indicated the presence of underlying layered lithologies. Subsequently, prospecting in this rugged and colluvium-covered area led to the discovery of mafic and ultramafic cumulus rocks. Earlier work by USGS and Tecmin geologists focused on the gold potential of this area which hosts a number of alluvial (Piston de Uroy) and hard-rock workings. A prominent quartz vein system containing sporadic gold over a length of 3 km was identified by the presence of auriferous alluvial workings downstream of the veins. The veins are hosted in pyroxenite and in which sperrylite ($PtAs_2$) was also identified. Ground magnetic surveys indicate a moderately northerly dip in the cumulus layers.

Gold Fields initially sampled the streams and mapped soil colours. Deep colluvial overburden precluded geochemical soil sampling. MMI sampling became available in 1996 and a soil grid was established and sampled. This resulted in three geochemical anomalies designated as 1, 2 and 3 and shown on Figure 18. The anomalies are defined by the +100 ppb Au contour and are aligned north-easterly and concordant with cumulus layering. The anomalies are 500 m and 1200m long and about 250 m wide. They are aligned sequentially along a strike length of 2500 metres.



SAMPLING LINES
2 TARGETS
LAYERED COMPLEX
UPPER ULTRAMAFIC UNIT
GABBRO
LOWER ULTRAMAFIC UNIT
Au ppb
10 - 50
50 - 100
100 - 200
>200
ARTISINAL WORKINGS
1
2
3
MOCHILA LINEAMENT GRABEN ?
MOCHILA SOUTH
0 1000 2000
METRES

MOCHILA LINEAMENT
GOLD TARGET AREAS

FIGURE 17


Au - ppb
100 - 200
>200
N
1
2
3
0
500
1000
METRES
LAYERED COMPLEX
Gabbro
Pyroxenite
Dunite
Quartz veins
Stockwork quartz veins
Faults/shear zone
Artisinal workings
Streams
Soil grid
2
Targets

FRANELA SOUTH BLOCK
GOLD TARGET AREAS

FIGURE 18

Mapping revealed mafic gabbros and ultramafic dunites and pyroxenites that are interlayered with sheared rhyodacite that also contained quartz veins at the contact with ultramafic host rocks. Analyses of rocks gave sporadic but anomalous Pt, Pd and Au values in the 1 g/t or less range.

The MMI geochemical results correlate with Vein 2 and Mercedes Vein as being the source of gold mineralization at these showings. Chip samples taken from veins resulted in enhanced gold values, but only 5% of the samples contained greater than 1 g/t Au. At least two phases of quartz vein formation have been observed. An early dark quartz was formed first and carries the higher gold values. A later phase of white quartz is significantly more abundant but carries only minor gold mineralization. Generally, Gold Fields' geologists concluded that gold grades were erratic and of low tenor, however, because of the extensive and deep alluvial cover only a few outcrop/vein localities were available for sampling. White quartz veins are typically 2m wide. Dark quartz veins, containing the higher gold grades, do not form outcrops. Thus the gold potential of the Franela Area may be underestimated at present.

The Franela South Area is enriched in both Au and PGE mineralization, but the deep alluvial cover and lack of outcrop may be masking the true potential of this precious metal mineralization. PGE mineralization is of low tenor and discontinuous in contrast to that at the main Mochila mafic body. As this area has not been adequately tested by drilling it therefore constitutes an interesting gold target for further exploration.

4.0.5 ZULIA (Au) PROSPECT

The Zulia Gold Targets comprise three elongate ENE-trending geochemical gold anomalies of greater than 100 ppb Au that extend over distances of 1.5 km or more and occur over a structurally disturbed portion of the northeast lobe of the Mochila Layered Complex on Chicanán concessions 15 and 16. This area of artisan mine workings and elevated geochemical gold values covers about 16 km^2; see Figures 16 and 19.

Exploration in this area was carried out because of the presence of artisanal gold workings and because the north-easterly structural linear features, interpreted from radar and satellite images, indicated a potential for shear zone hosted gold mineralization. A 40 line km grid of widely spaced lines (640m) was geochemically sampled for Au and PGEs (Pt and Pd), as were the artisan miner's pits. The area is underlain by a highly weathered greenstone metavolcanic sequence of mafic and felsic volcanic rocks of the Carichapo Group of the Early Proterozoic Pastora Supergroup. This succession is intruded by the Mochila mafic/ultramafic layered complex. A granitic intrusive body is postulated to the east that has affected the deformation of the area. Finally, the linear and topographically prominent, 35 km-long, Sierra Verdun gabbroic body was emplaced along a northerly axis.



ZULIA NORTH
ZULIA CENTRAL
1
2
3
f
0
1000
2000
METRES
SAMPLING LINES
2
TARGETS
LAYERED COMPLEX
ARTISINAL WORKINGS
Au ppb
10 - 50
50 - 100
100 - 200
>200

ZULIA NORTH BLOCK
GOLD TARGET AREAS

FIGURE 19

The Zulia area is described by Diaz (1996) as containing white, variable red, orange and cream-coloured soils. The white varieties are sandy, quartzitic and kaolinitic with a low magnetic response and are interpreted to be derived from granitic rocks. Orange and reddish soils are interpreted to be derived from mafic rocks such as gabbro or olivine gabbro. Grey-coloured areas are ascribed to felsic volcanic rocks and orange-red-cream coloured soils are interpreted as dacitic to andesitic underlying lithologies. Gold Fields determined various granites, gabbro-norites, tonalites and alkali feldspar rhyolites in microscope studies of thin sections from this area.

Structural deformation is evident in the flanks of a regional fold in the mafic to ultramafic lithologies where the area has been affected by two main structural events; one at 30^0 and one at 300^0, which post date the folding and cause displacement of the blocks. Gold mineralization appears to occur close to or at the contact between the granite and volcanic rocks in the southwest of the grid area.

The platinum and palladium potential, as determined in soil geochemistry appears to be rather modest with Pt, Pd values below 55 ppb. This low-PGE response in soils is lower and of lesser extent than that from the main Mochila mafic body prompting Gold Fields to curtail any further platinum exploration here.

Furthermore, Gold Fields concluded that gold values were low and erratic and discontinued any further gold exploration. Nevertheless, this structurally disrupted area contains geochemical gold soil anomalies that are concordant with linear structural features in proximity to a granitic intrusive body that has not been tested at depth by drilling. As such, the area merits further investigation for gold, especially by drilling.

4.0.6 MOCHILA LAYERED COMPLEX (PGE) PROSPECT

The Mochila Layered Complex consists of a layered sequence of ultramafic rocks that are reported to be up to 2.5 kilometres thick (Viljoen, 1999) and traceable for about 20 km in a west-northwesterly direction as shown on Figure 20. Airborne magnetic surveys show alternating linear magnetic highs and lows which suggest magmatic segregation of mafic rocks. The mafic/ultramafic body contains concentrations of PGE, nickel and some gold and a variety of other elements. Eight discrete layered successions have been identified.

Diamond drilling into the layered complex has cored four of the discrete magmatic sequences. Based on diamond drilling, Figure 21 shows a stratigraphic column identifying four discrete cycles that commence with dunite in all cases and pass upward into clinopyroxenite or websterite and sometimes into gabbro. Some of the cycles appear to be truncated.

PGE mineralization occurs largely in the clinopyroxenites or at the contact between the clinopyroxenites and gabbros. The continuity of the mineralization in this stratigraphic sequence is traceable for up to 10 km. Although generally low in sulfides, grades ranging

from 0.5 to 1 gram of PGE per tonne over widths of several metres and up to 50 metres have been identified.

Of particular interest is the enrichment of PGE in the laterite cover. Apart from the increase in the platinum/palladium ratio in the laterite, there is a five-fold enrichment in PGE. This near-surface enrichment could be of considerable economic importance and more detailed drilling is required to confirm continuity. Figure 22 is a map showing a proposed exploration program to test some of the areas of highest PGEs in soils. Figure 23 is a cross section showing the indicated results of power auger holes with a number of recommended follow-up diamond drill holes. Figure 24 is a plan view of proposed drill holes near areas of previous trenching and auger drill holes.

4.0.7 LA INCREIBLE (Au) PROSPECT

The La Increible Concessions 1, 3 and 5 are located a few kilometers northeast of El Callao in rolling rangeland with good road access. Crystallex's presently active La Tomi mine area, comprised of 5 individual operations (0.717 Mt @ 6.3 g/t Au OP+UG), is situated at the junction of the corners of La Increible Concession's 3 and 5 as shown on Figure 2.

Gold Fields explored this area from 1992 to 1995 with geochemical stream sediment sampling, soil and auger sampling, face sampling of abandoned workings, trenches and diamond drilling. Some 44 trenches, totalling 5663 metres, were excavated and 22 diamond-drill holes were completed for a total of 2670 metres. Also, 8811 soil samples were taken and analyzed. This work was carried out at a number of localities on Concession 3. Sizeable portions of Concessions 1 and 5 have not been explored because permission to access these was not granted by the landowners.

The most important gold occurrences are located at Santa Isabel on La Increible 5 Concession and along the Los Chivos Shear Zone on La Increible 3 Concession. The most important gold targets along the Los Chivos Shear Zone are referred to Los Patos, Los Patos South, Los Patos Central, El Totumo, Los Chivos, and Los Chivos West. This latter regional structural feature transects all of the Increible 3 Concession along a 10 km east-west linear trend. Gold concentrations associated with this shear occur within third order structures. The Los Chivos Shear has been pierced by 21 diamond-drill holes totalling 4576 metres, and all but four holes intersected economic gold grades. The best hole at Los Patos returned 25 g/t Au over one metre. In general, however, Gold Fields concluded that gold grades were less than optimal to support a minimum grade of 1.5 g/t Au for an open pit resource or 7 g/t Au for an underground resource of 1 million ounces or more.

Pickens (1995) describes the geology of the area as follows. The La Increible area consists of a complex volcanic and sedimentary succession that has been strongly folded and sheared. The succession at Increible 3 is predominantly sedimentary whereas at



ZULIA NORTH
ZULIA CENTRAL
ZULIA SOUTH
FRANELA CENTRAL
MOCHILA WEST
MOCHILA SOUTH
MOCHILA WEST FAULT
0
1000
2000
METRES

Revised after R.P. Viljoen, 2002

MOCHILA SOUTH PGE PROSPECT
GEOLOGY

FIGURE 20



THICKNESS METRES
MAGNETIC EXPRESSION
PGE REEFS
ROCK TYPE
CYCLES
UNITS
2400
2000
1500
1000
500
0
PtG
PtF
PtE
PtD
PtC
PtB
PtA
Fine grained Pyroxenite
Mainly Clino Pyroxenite
Dunite - Peridotite
Mainly Clino Pyroxenite
Dunite - Peridotite
Mainly Gabbro
Mainly Clino Pyroxenite
Clino Pyroxenite with minor Dunite
Mainly Dunite
Fine grained Pyroxenite
Transition - chill zone
Cycle 4
Cycle 3
Cycle 2
Cycle 1
Transition - chill zone
Upper Ultramafic Unit
Middle Gabbro Unit
Lower Ultramafic Unit
0
500
METRES

MOCHILA PGE LAYERED COMPLEX STRATIGRAPHY

FIGURE 21


N
PGE HORIZONS
MOCHILA SOUTH COMPLEX
Upper ultramafic Unit
Middle Gabbro Unit
Lower Ultramafic Unit
Major Faults
Artisanal Workings
EXISTING SAMPLE LINES
BOREHOLE SECTIONS
BOREHOLE SECTIONS (laterite Ni)
Pt & Pd ppb
<10
10 - 49
50 - 99
>100
EXPLORATION PROGRAMME
EXPLORATION LINES - AUGER, TRENCHING AND DRILLING
1ST PRIORITY EXPLORATION LINES
0
1000
2000
METRES

MOCHILA SOUTH PGE
PLAN OF PROPOSED EXPLORATION PROGRAM

FIGURE 22



M03
M02
M07
M06
30m
TRENCH
25m
80m
15m
10m
M01
Total PGE grams per Ton
>1.5g/t
1.0–1.5g/t
0.75–1.0g/t
0.5–0.75g/t
0.3–.5g/t
LITHOLOGIES
GABBRO
SAPROLITIZED GABBRO
PYROXENITE
SAPROLITIZED PYROXENITE
EXISTING AUGER AND/OR DIAMOND DRILL HOLE
PROPOSED DIAMOND DRILLING PROGRAMME
PROPOSED BOREHOLE
10m PROPOSED BOREHOLE DEPTH
130m PROPOSED TOTAL METERAGE
0 10 20
METRES
BOREHOLE SECTION BHS 10 (Pt D)

MOCHILA SOUTH PGE
CROSS SECTION OF PROPOSED DRILL HOLES

FIGURE 23


N
BHS1
BHS2
BHS3
14
BHS4
BHS5
BHS6
BHS7
BHS8
BHS9
S10
HS11
BHS12
BHS
0
1000
2000
METRES
Pt & Pd >500ppb
FIRST PRIORITY ANOMALIES
OTHER ANOMALIES
BHS4
EXISTING BOREHOLES
EXPLORATION LINES - AUGER, TRENCHING AND DRILLING
FIRST PRIORITY EXPLORATION LINES AND PROPOSED DIAMOND DRILL HOLES

MOCHILA SOUTH PGE
PLAN OF PROPOSED DRILL HOLES

FIGURE 24

Increible 5 it is predominantly volcanic. The stratigraphy has a sub-vertical dip to the south and a gentle plunge to the east.

On Increible 3, sandstone, siltstone, and shale units appear to represent epiclastic sedimentation into which andesite, dacite and tuffaceous rocks have been emplaced along with exhalative rocks over a linear zone that is 200 metres wide. This zone is referred to as the Los Chivos Shear Zone that is characterized by intense shearing and quartz vein occurrences, some of which are gold-bearing. A mafic unit within this shear zone, and within which the most intense strike-slip movement has occurred, is associated with elevated gold concentrations in overlying soils. On Increible 5, basaltic to andesitic to rhyodacitic lavas and volcaniclastic rocks appear to be intruded by hypabyssal gabbros in regional fold hinges. Alteration products comprise carbonate, chlorite, silica, tourmaline and sericite. At Increible 1, although exposures are poor, basaltic and schistose rocks are present in underground cavities and trenches.

Geological mapping shows that there is a fundamental association of gold mineralization with mafic lithologies and shearing along lithological competency contrasts within mafic volcanic rocks and at mafic/sediment contacts.

Along the Los Chivos Shear Zone, gold mineralization occurs in a variety of structures in both mafic and sedimentary rocks where it is associated with hydrothermal alteration consisting of quartz, carbonate chlorite, sericite, muscovite, albite, epidote, and potassium feldspars. The presence of pyrite and tourmaline with quartz appears to be the primary control on gold mineralization. The shear is mineralized at isolated discrete localities that contain sub-economic and economic gold concentrations. At Los Patos 8, boreholes penetrated a 160 metre-long mineralized zone that gave widths in the three metre range and average gold values of about 1 g/t Au. The main mineralized zones are however interspersed with zones of barren rock. The 19 trenches excavated in this area, each 40 metres apart, returned grades of 52 metres at 1.81 g/t Au and 32 metres at 1.16 g/t Au, for example. Gold contents diminish abruptly to the east and west.

At El Totumo, 3.5 km along strike from Los Patos, drilling results from five boreholes indicate that gold mineralization is narrow and low-grade (12 metres @ 1.20 g/t Au or 6.9 metres @ 1.5 g/t Au) and discontinuous along strike.

At Los Chivos and Los Chivos West, enhanced gold grades were intersected in trenches. For example, 14 metres @ 1.68 g/t Au; 10 metres @ 1.07 g/t Au; 20 metres @ 1.81 g/t Au and, 6 metres @ 14.03 g/t Au. Three boreholes at this locality however failed to intersect any significant grades of gold at depth.

At Los Los Patos Central a 24 metre section of core gave an average grade of 1.79 g/t Au in metasedimentary rocks.

Results from face sampling of workings and in trenches on the western portion of the Los Chivos Shear Zone indicate low gold values. At La Loma, grades of 0.3 g/t Au and 2.35 g/t Au are confined to an 8 metre-wide zone of quartz veining at a contact with basalt and

sheared hydrothermally-altered schist. Mineralization at the El Carmen workings is restricted to a three metre wide quartz vein with average grades of 3.1 g/t Au.

At El Arbolito, 1.5 km south of Los Chivos Shear Zone and on Increible 3 Concession, trenching and drilling results resulted in four metres of 1.80 g/t Au in mylonitized sedimentary rocks.

The results of exploration on the Santa Isabel mine workings on Increible 5 Concession have been poor. Here the main gold mineralization is restricted to a 25^0 easterly plunging vein system along a sheared contact between basalt and agglomerate rocks. One of eleven boreholes intersected mineralization that compared to a surface trench intercept of 24 metres @ 2.41 g/t Au. The borehole data appears however to confine the mineralized zone to an area of 45 metres by 20 metres at this locality.

The soil geochemical sampling carried out over the accessible ground at La Increible is very sensitive in detecting low-grade gold concentrations in saprolitized bedrock. Results of drilling and trenching over all of the targets to date indicate that grades and widths of gold mineralization are restricted and that the mineralization is controlled by small scale rather than large scale shear structures.

The La Tomi mine was visited during our examination of the Santa Isabel gold prospect on Increible 5 Concession and is included here for descriptive purposes. Mineral grades occurring at La Tomi are not necessarily indicative of those that may occur on Honnold's Increible 5 Concession. Our examination at La Tomi included a visit to the McKenzie pit, now being operated by Crystallex International. The combined open pit and underground operations extract a total of 1300 tonnes per day. The mine lies within several kilometers of the Santa Isabel mine workings on Increible 5. The McKenzie pit is a 100 metre-deep open pit (one of 5) and is currently mining from a gold-bearing gabbro sill that has been complexly folded and averages about 4 g/t Au. This sill is intruded into barren schist, and gold mineralization is said to have been introduced after the folding event. An adjacent underground operation recovers a small daily tonnage at an average grade of 12 g/t Au.

4.0.8 VETAS VUELVAN CARAS (Au) PROSPECT

The Vuelvan Caras concessions are comprised of two non-contiguous mineral concessions named Vuelvan Caras and La Estrella and cover an area of approximately 1503 and 640 hectares, respectively. They are located on the west side of the Marwani Mining District (see Figure 2).

The Vuelvan Caras Concession is partially underlain by an east-west trending predominantly greenstone sequence of andesite lavas and tuffs. The greenstones are intruded to the north by a biotite bearing monzonite. The La Estrella Concession, to the north, is underlain entirely by quartz monzonite.

Gold has been mined in the Vuelvan Caras Concession since 1939. A small underground operation produced approximately 26,750 ounces of gold from run of the mill material grading 39 g/t Au. Mining was terminated when the vein was lost against a steeply dipping northeast trending fault. Ore grades against the fault were reported to be in the order of 200 g/t Au (Miller, 1996). The majority of the more recent exploration work has been concentrated on finding an extension to the vein across the fault.

Structural interpretation based on geochemical, magnetic, resistivity, and radiometric surveys plus a three-hole scout drilling program suggests that the vein systems are formed in response to movement along the 145° trending transcurrent Marwani Fault Zone. This is a 90 km long crustal feature that occurs to the east of the Vuelvan Caras Concession. Elongate, geochemical soil gold anomalies appear to reflect underlying brittle ductile features, probably brittle tension gash fillings, related to the transcurrent movement. The implication of this model is that the auriferous veins could have a greater strike length than so far outlined by the geochemical sampling.

Previous exploration programs on Vuelvan Caras have shown the existence of gold mineralization associated with brittle ductile structures. The erratic nature of width and gold grade within shear zone hosted deposits is well documented. Although previous drilling is insufficient for a proper analysis of the prospect, it would appear that individual brittle deformation zones have the potential of hosting a gold deposit in the order of several tens of thousands of ounces. Even though the targets are relatively small in terms of total ounce potential, there is a potential of proving up a small to medium-sized, high-grade gold deposit. Additional drilling is warranted on a lower priority basis.

5.0 MINERALIZATION

Saprolitic weathering, that is, chemical weathering through oxidation with little physical alteration, but containing remanent structures reaches depths of 35m to 60 m. Gold-mineralized structures in the weathered section are characterized by an intensive kaolin-rich alteration envelope resulting from oxidization of a quartz-pyrite-sericite-carbonate hydrothermal alteration assemblage that is intimately associated with the primary ore material. The absence of kaolin indicates low-grade to barren material that is characterized by reddish-coloured, iron-oxide rich saprolite derived from un-mineralized meta-volcanic rocks. Precious metal minerals in the saprolite are usually 2 to 3 times higher in grade than the grade in the underlying, un-weathered rock. Also, gold grain size is considerably larger in the saprolite indicating growth in the weathered material.

There is usually a thin layer of laterite soil including ferrocrete particles overlying the saprolite that reaches only a few metres in depth.

The underlying primary gold mineralization at both Mochila Layered Complex and Chicanán East is associated with micro and mega-shearing that is also intimately associated with quartz-sericite-chlorite-pyrite-carbonate alteration within felsic meta-volcanic rocks. Gold mineralization is thus related to strong deformation with concurrent

introduction of pyrite and lesser chalcopyrite. The Chicanan Shear Zone separating the Mochila Layered Complex from the Chicanán East area is the regional structure hosting mineralization in the Chicanán District and is analogous to a similar zone in the Kilometre 88 District. The gold on the Mochila Lineament and the PGE/Au mineralization at the Franela Au Prospect are structurally controlled but are not related to the overall regional, northeasterly Chicanán Shear trend. The Mochila Lineament trends northerly whereas the Franela zone trends east-west. This change in structural direction may be the result of post-mineralization regional deformation. Gold mineralization appears also to be associated with Cr-Al-Ti-V rich magnetite, brucite ($Mg(OH)_2$) and iron hydroxides.

PGE mineralization, within the Mochila Layered Complex, is present in intensely altered rocks ranging from clinopyroxenites to gabbros. Sulphides are usually rare with the most common being chalcopyrite, pyrite, pyrrhotite, and pentlandite. PGE minerals appear to be associated with arsenic and bismuth-bearing sulphides such as sperrylite ($PtAs_2$), hollingworthite ((Rh, Pt Pd) AsS), and merenskyite ($(Pd, Pt)(Te, Bi)_2$).

6.0 EXPLORATION AND DRILLING

Comprehensive and detailed exploration over a period of nearly a decade has produced a large amount of data, including several airborne magnetic, radiometric and radar surveys targeting areas that were later examined with ground magnetic and resistivity surveys. The principal project areas, in decreasing exploration expenses, were Chicanán East, Mochila Layered Complex, La Increible, and Vuelvan Caras.

At Chicanán East, nearly two hundred kilometres of line cutting and geological mapping were completed along with nearly 32,500 geochemical samples taken, including soil and stream drainage samples. Some 126 auger sample holes were completed. Numerous trenches were sampled. Diamond drilling included 93 core holes into the Carolina target area resulting in 4200 core samples being assayed.

At the Mochila Layered Complex, nearly 525 kilometres of grid lines were established and geologically mapped. About 10,000 geochemical samples were assayed. The exploration program in this area also included 380 metres of trenching and 200 metres of auger drilling. Thirty-five shallow diamond-drill holes were completed, totalling 3031 metres.

At La Increible, 44 trenches were dug totalling 5663 metres and 3723 geochemical samples were also taken and analyzed. Nearly 8811 soil and 78 stream silt sediment samples were collected. Diamond drilling in 22 holes totalled 2670 metres.

The work at Vuelvan Caras appears to have been limited to cursory trenching of 60 metres in three trenches and 300 samples taken. Some 813 geochemical soil samples were analyzed.

Diamond drilling was done by contract with Saint Lambert Drilling of Montreal, Quebec. Core recovery averaged better than 95 percent with no critical core loss detected. Core sizes began with HQ necking down to NQ when drill holes required a reduction in size to maintain the hole. All core was diamond sawed into nearly equal halves with one half sent for assaying and the other half retained in a core storage facility at camp sites at Chicanán East (Camp G-4) and Mochila Layered Complex (Camp G-5). The core obtained from drilling on La Increible is stored at the Company's office complex in Tumeremo. The company does not retain pulps and reject samples but retains one half of the original core should additional metallurgical testing be required.

7.0 SAMPLING METHOD AND APPROACH

Grid controlled soil samples and motor-driven drilled auger samples were the principal sample types collected for geochemical analysis throughout the areas underlain by the Mochila Layered Complex, at the Chicanán West concessions and on the Chicanán East concession areas. During the initial stages of exploration face samples were collected from the walls of artisan miners' pits. As exploration progressed samples from backhoe and hand trenches were taken from the trench walls and floors. Lastly, HQ and NQ diamond drill core was split and sampled for Pt, Pd and Au assays. Ing. Rudy Rodriguez, senior geologist, who supervised most of the sampling programs from 1991 to 2002, described the sampling procedures in detail.

All sample locations, sample lines and grids, trenches, pits, auger holes and drill holes were surveyed by theodolite and subsequently plotted on maps and sections at various scales.

Soil samples were generally taken at depths of 20 cm with a pick and shovel resulting in an average sample weight of about 2 kilograms. Samples were split into two 1 kg portions with one-half being sent for geochemical analysis and the other half stored for reference. All reference soil and auger samples are stored at several field camps in racks in protected, roofed sheds along with the drill core.

Auger sampling, by hand, or by motor-driven mechanical auger, was done over the geochemical anomalies generated by the soil sample grids. Generally, depths of 6 to 8 metres were penetrated in this manner to reach uncontaminated saprolite material. A mechanized backhoe with a screw-threaded string of rods was also employed to reach depths of up to 30 metres. Auger sample material was taken at 1 metre intervals so as to give a 20 kg composite final sample that was then homogenized on a clean plastic sheet, quartered and split into two 10 kg samples. One sample was sent for assay and one was stored for reference.

HQ and NQ drill core was logged and measured and marked with appropriate depth markings perpendicular to the bedding. The core samples were photographed and split for assaying with a spatula in the case of soft saprolite material and by rock saw for harder fresh rock. Samples for assay were bagged, usually in 1 metre or 2 metre intervals. All

drilling was carried out by St. Lambert Drilling, a Canadian contractor and core recoveries were typically in the 97% to 99% range.

We found the photographic record of the drill core to be a particularly useful feature during our examination of numerous cross sections of drill holes from the Mochila Layered Complex, Carolina Area and from the Serucha West areas. Because the colours of various saprolite lithologies are easily visible on the colour photographs we could readily identify the plotted assay-intervals of mineralized and un-mineralized core on a borehole cross section with the corresponding photo of the same interval while we were in the office. Subsequently, on our field visit, we were able to examine the actual core in the box as it had been stored several years previously.

Trenching was carried out by hand or with a backhoe. Hand trenches were implemented with 4 to 5 people using picks and shovels digging trenches of 0.8 metres in width and about 2 metres in depth, i.e. below the soil base and penetrating the uncontaminated saprolite below. Backhoe trenches were cut to a 2.5 metre depth typically and also to about 0.8 to 1.0 metres in width and were usually 20m to 150 metres long. All trenches were surveyed by theodolite and marked with pegs every 2 metres at which point a line was painted vertically on the trench wall to demarcate sample intervals of one or two metres. Channel samples were taken with a pick along a 10 cm wide furrow to a depth of several centimetres. Similar to the auger sampling method, a 20 Kg sample was quartered and split into two 10 Kg samples, one for assaying and the other for reference storage.

Sample grids were initially implemented with lines spaced 1000 metres apart and samples taken at 50 metre intervals. The line spacing was then narrowed to 640 metres, 320 metres, 160 metres, 80 metres and finally to 40 metres as appropriate for the individual target areas and positioned so as to be oriented to cross the long axis of the gold enhanced linear anomalies.

On the Panama-Serucha West Concessions several grids of 6 km x 2 km and 9 km x 5 km were surveyed with line-spacings of 640 m, 320 m and 160 m. Over the Carolina Central Block, numerous 7 km-long lines, spaced at 1000 m, cover the entire concession area over a 27 km interval. The Mochila and Carolina grids over the Carolina Area cover an area of about 5 km x 7 km of 320 m spaced lines. At Franela South Block 320 metre and 160 metre-spaced lines cover the anomalous gold target areas over a total area of about 4 km x 1 km. The Mochila Lineament (Au) targets have been explored with regional lines spaced at 800 m and 640 m over an area of about 10 km x 2 km. At the Zulia North Block 640 metre-spaced lines cover the three gold target areas over an area of about 3 km x 4 km.

The approximately 21 km x 5km Mochila South Layered Complex is covered over its entirety by various grids. Grid lines, spaced at 800 metres and trending north-easterly cover about 14 km of its western part over an area of 14 km x 5 km. North-westerly grid lines, spaced at 2000 metres, 800 metres and 320 metres cover the southeastern part over an area of 7 km x 5 km.

Over the Chicanán East concessions, including the Carolina and Serucha West Areas, some 169,582 metres of grid lines were established over the 1991 – 2001 period. This resulted in 4282 soil samples, 6682 metres of hand and mechanical auger drilling and 3942 auger samples. Some 13,687 metres were diamond drilled on the Carolina and Serucha West gold targets for a total of 10,045 drill core samples. Also, some 16,714 metres of trenches were cut that yielded 5886 trench samples. A further 191 km of regional lines were also established and 110 pits were examined and sampled.

On the Chicanán West concessions, including the Mochila Layered Complex and the Franela South, Mochila Lineament and Zulia North gold targets, about 535,356 metres of widely spaced lines were sampled for a total of 7277 soil samples. A further 81,250 metres of closely spaced grid-lines were also cut and sampled. Some 380 metres of trenches were cut as were 1007 metres of auger drilling yielding 1328 samples. A total of 3030 metres of diamond drilling was carried out with 1778 core samples taken. This exploration work, along with an additional 84,950 metres of ground magnetic surveys, 15,000 metres of gravity survey and 69 km of aeromagnetic surveys, was carried out during the 1994 to 1999 period and partly in 2002.

The data records that we examined at Honnold's office in Puerto Ordaz and the discussions we had with Ing. Rudy Rodriguez, who supervised the field explorations during the 1991 to 2001 period, clearly indicate that the exploration done by Gold Fields, under the direction of Dr. R.P. Viljoen, of all of the Honnold Concessions was carried out in a very competent and professional way. This is evident by the completeness and thoroughness of the records that we examined at CMLSR's offices, such as maps, sections, drill logs, assays and reports. This indicates to us that the quality and integrity of samples taken is high and that the analyses and the ensuing recorded results accurately reflect the scale and scope of mineralization encountered in the field.

7.1 SAMPLE PREPARATION, ANALYSES AND SECURITY

The sample preparation procedures used by Gold Fields are not detailed in their reports; however, discussions with Ing. Rudy Rodriguez, the supervising exploration manager, indicate that standard industry practice and professional guidelines for such work was followed throughout the entire exploration period. As indicated in the previous section large quantities of samples were sent for assay to Triad Laboratories at Tumeremo and, or Puerto Ordaz. Into each batch of samples submitted for assay, blank check samples were inserted as a quality control. Additionally, duplicate samples were sent to Gold Fields laboratories in South Africa to be analysed and compared to the Triad results. There were no significant discrepancies in the assay results as is shown by a Triad quality control report, dated November 2001,(R. Rodriquez, personal communication, 2005) indicating a 10% deviation on 35 gold samples utilizing standard gravimetric repeat analyses. Prominven Laboratories prepared the samples in El Callao by drying, crushing and screening to less than minus 80 mesh prior to sending them to Triad and/or Gold Fields.

Samples taken in the field were tagged and marked and their duplicates were stored in several protected buildings, constructed for this purpose, at G-4 and G-5 exploration camps located on or near the Chicanán River. The samples were transported by boat to El Dorado and transferred to a pick-up truck and thence transported to the Prominven preparation laboratory. In this way the samples were in the possession and control of CMLSR staff at all times. From our discussions and from the examination of assay sheets, core logs and plotted data the sample preparation and analytical procedures were to a good professional standard in keeping normal exploration practice as was the chain of custody relating to security of the samples after they had been collected in the field.

7.2 DATA VERFICATION

The data used in the preparation of this report were examined at the CMLSR exploration office in Puerto Ordaz and at the G-4 and G-5 exploration camps in the Chicanán West and Chicanán East concession areas. There is no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presently catalogued as written material, illustrations on maps, sections, reports, drill logs, quarterly reports, summary and interim reports, and numerous diagrams. The lengthy References section attests to the voluminous information base that exists and that has fortuitously been summarized by Dr. R. P. Viljoen into several summary reports and a Power-Point presentation. We have thus utilized a number of illustrations, shown as the page-size figures in this report, because they best show the scope, diversity and volume of exploration work and the ensuing results that emanated from this 10 year period of gold and platinum exploration in the Venezuelan jungle.

The documentation of exploration work was carried out by a succession of Gold Fields geologists and geological specialists all supervised by Dr. Viljoen, as chief geologist for Gold Fields and later as consultant to CMLSR. Viljoen summary reports set forth the exploration strategy and the results of exploration whereas reports by Conway, Martin, Heckle, Misiewicz, Picken, Stefan and others detail various aspects of drilling, structural interpretations, geophysical and geochemical results. We were able to examine, for example, interim and quarterly reports of certain phases of exploration, such as the 1993 "La Increible Geochemical Orientation Study" by J. E. Masiewicz detailing optimal size fraction of samples (-80 mesh), sample depths (40 cm) and sample spacing (40 m) as well as favourable pathfinder elements (Au) and mineralized and un-mineralized geochemical responses. J. Henckel documents the "Characteristics of the Platinum and Palladium Mineralization of the Mochila Layered Complex" in a 1998 report. A. H. Maclaren describes "A Structural Evaluation of Gold Mineralization and the Generation of Targets over the whole of the Chicanán Concession Area, Venezuela" in a June 1995 report. A synthesis of this study is shown in the geology maps depicted in Figures 5 and 20.

We were able to examine some original mylar sheets of hand drafted maps that are contained in three upright cases and drill logs and assay sheets as well as numerous cross

sections with drill hole information containing lithologies and assays and blocked out mineralized zones. Maps of gold geochemical anomalies and with grid areas and sample points, artisanal workings all with the surveyed concession outlines were accessed. We examined maps of soil/saprolite colours superimposed on gold geochemical anomalies as well as structural maps detailing lineaments and shear zones. Figure 9 is a summary map of interpreted gold soil geochemistry with magnetic and radiometric, and side-scanning radar surveys, satellite imagery and soil colour overlain by structural elements and indicates the diversity of exploration tools that were utilized and the thoroughness of integration of exploration data that was achieved on this project.

We verified the accuracy of the data and numerous aspects of the exploration work with the supervising CMLSR geologist who was involved with the project over the whole of the exploration period (1991 – 2002) as well as with the draftsman and surveyor who carried out the fieldwork and who were able to discuss firsthand in detail all aspects of the data that was presented to us. We examined the data over 11 days in the CMLSR office in Puerto Ordaz and spent 2 days examining the La Increible Area and the Chicanán East and West concessions by examining the core from the Carolina and Serucha West drill-holes at the G-4 and G-5 camps.

8.0 ADJACENT PROPERTIES

Various small Venezuelan companies hold several small concessions north and east of Chicanán East and Mochila Layered Complex. Zaruma Resources Inc., a Canadian registered public company headquartered in Toronto, Ontario and listed on the Toronto Stock Exchange acquired the concessions previously held by Homestake Venezuela, S.A. (1993 to 1999) (later renamed Minera Rio Carichapo, S.A. ("MRC") and Minera Rios del Oriente, S.A. ("MRO")). In 1999, Zaruma acquired 100 percent ownership of MRC and MRO and notified CVG accordingly.

We understand that Homestake Venezuela carried out an airborne magnetic and radiometric survey over the property in 1993. This was followed by a soil and laterite geochemistry sampling to outline broad gold targets prior to diamond drilling.

Exploration work carried out by Homestake Venezuela during the period February 1995 to August 1997 identified extensive gold geochemical anomalies and four areas of saprolite and bedrock gold mineralization of potential economic interest. This work includes about 1,100 km of line cutting and geological mapping, 14,000 soil samples, 4,500 deep auger drill holes, and 77 diamond-drill holes with a cumulative total of 11,567 metres.

The most advanced target is Alcaravan Breccia within which a resource calculation showed a mineral inventory of about 4,926,000 tonnes grading 1.82 g/t to a depth of 180 metres. Within this zone, an estimated 2 millions tonnes grading 2.06 g/t occurs in saprolite whereas the remaining 2.9 million tonnes grading 1.65 g/t occurs in fresh

bedrock. Preliminary metallurgical studies indicate good recoveries using cyanide leaching in both saprolite and fresh bedrock.

9.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Gold Fields, through its wholly own technical service group (Gold Fields Laboratories (Proprietary) Limited, Johannesburg, South Africa) conducted several mineralogical and metallurgical tests from various target areas during the course of exploration on Chicanán East and Mochila Layer Complex.

In 1993 and in 1998, Gold Fields implemented mineralogical studies on saprolite and drill core samples. Samples from the Carolina target area are reported to contain mostly gold coarser than -75μ, typically as attachments or intergrowths with quartz, with only about 17 percent of the gold occurring in the finer than -75μ fraction. Gold does not occur as discrete large grains but as clusters of grains within quartz and iron hydroxides. This 1998 study was from the Serucha West and Cerro Alto target areas. Results indicate that the majority of the samples are quartz-albite-pyrite rhyodacite. Gold appears to be particularly associated with strong deformation and increases in grade proportional to the amount of pyrite in the rock.

Several metallurgical tests were also carried out by Gold Fields at the same time as the mineralogical studies. Their studies were designed to treat the mineralized material from the Carolina area by heap leaching and compare it to conventional milling methods. Results of these various tests favoured heap leaching and have shown that:

Gold dissolution rates varied for material of different grades and increased with increasing leach time.

Bottle-roll cyanidation tests showed recoveries of 78 to 91 percent in low-grade material and up to 92 percent recovery in material containing 0.39 g/t Au after 24 hours of leach time. Up to 96 percent recovery was possible in material containing 2.68 g/t Au after 24 hours of leach time.

Column leach tests, to simulate a leach pad, showed recoveries up to 96 percent on material grading 2.04 g/t.

Agglomeration tests, indicate that well-formed pellets were produced with moisture content ranging from 24 to 26 percent, with an average diameter of 10 mm. The most advantageous moisture content was thought to be 25 percent and the optimum cement addition was 2.5 percent.

Settling characteristic tests of the slurry, containing 40 percent solids, indicated return water would not be likely from a tailings dam because the residue solids would not form a competent deposit. This would then result in problems of residue disposal and (or) containment. Furthermore, a dam wall construction would not be feasible with the plant residue material.

During percolation tests, 5 metre heap simulation was successful when the material was agglomerated with 2 percent cement, 1 kg/t CaO and 26 percent

moisture and continued for 19 days at the prescribed flow rate of 200 $l/m^2/day$. At lower cement contents irreversible ponding occurred.

In 1999, metallurgical tests done at Triad Laboratories for Turnberry Projects Pty (Ltd.), who conducted a "Pre Feasibility Study" showed that red saprolite, recent and old tailings as well as old unconsolidated conglomerate reported low head grades and had high dissolution rates.

In 2000, CMLSR sent five samples of mineralized saprolite from the Mochila Layered Complex project to Trend Mining Company, Idaho for a preliminary metallurgical test to be carried out at the University of Nevada Laboratories in Reno, Nevada. The average grades of the samples ranged from 0.76 g/t combined Pt+Pd+Au to 8.85 g/t combined Pt+Pd+Au. The samples were subjected to a series of leach test intended to indicate whether or not the precious metals could be effectively extracted from the mineralized material.

Initial testing indicated poor recoveries of Pt, Pd, and Au and the samples were re-leached after roasting at 700°C for 24 hours, after which the extractions of Pd and Au increased, but Pt remained inert. Because of generally poor leach results a new set of samples from the same area were treated by a high-speed centrifugal concentrator and results showed that a portion of the Pt can be recovered by this method.

10.0 INTERPRETATION AND CONCLUSIONS

Honnold Corporation, through its various subsidiaries, controls a large land position comprised of 29 exploration concessions covering 127,426 hectares in eastern Bolivar State. Exploration on these concessions began in 1991; shortly thereafter, Honnold Corporation entered into an option agreement with Gold Fields. Over the ensuing decade, Gold Fields conducted a systematic, multi-faceted exploration program that identified gold and platinum targets, some of which were then diamond drilled.

The results of previous exploration indicate that the property holdings of Honnold Corporation are among the best prospective gold and platinum properties in eastern Venezuela. Over the total concession area, dozens of gold targets have been identified, most of which justify some level of additional exploration. After reviewing all of the exploration information, we have prioritized eight significant targets that merit additional exploration to evaluate their full potential.

On the Chicanán East concession, Serucha West (Au) Prospect and Carolina (Au) West and East Prospects have been diamond drilled with encouraging results. Most drilling has been too wide-spaced to classify reserves, but the assay results have been within potentially economic levels to warrant infill drilling.

On the Mochila concession, a variety of metals and targets have been outlined; the principal targets are the Mochila Lineament (Au) Prospect, Mochila Layered Complex (PGE) Prospect, Franela (PGE-Au) Prospect, and Zulia (Au) Prospect.

The Mochila Lineament contains numerous artisanal workings covering a surface area of more than 14 km by 3 km. Within this area, several world-class deposits could be developed. Three target areas have been identified in a selected area of the lineament and are ready for drill testing.

The Mochila Layered Complex (PGE) Prospect is underlain be a thick sequence of segregated cumulus rocks that contain PGE minerals. Differentiated cycles of ultramafic rocks (layered igneous complexes) are uncommon; but, when present, represent a target of potentially enormous importance. With Platinum and Palladium trading in the $988 and $279 per ounce range, at the time of this writing, the potential of these metals should be furthered investigated.

The Franela (PGE-Au) Prospects presents a high-valued, gold target. Deep cover geochemical sampling techniques have identified targets in other environments (Cameron, 2005) and similar techniques have been used on Franela with good results. Additional sampling with future scout drilling is warranted at Franela.

The Zulia (Au) Prospect is another potential world class target within a 16 km^2 area covered by numerous artisanal workings. The area is underlain by a structurally disrupted area containing geochemical gold soil anomalies that are concordant with linear structural features in proximity to a granitic intrusive body. This prospect needs further target identification prior to scout drilling.

La Increible (Au) Prospect could host the extension of the adjacent Tomi mine and therefore exploration should be directed at finding an extension or other similar deposits. Some diamond drilling was carried out but, there are additional untested targets that should be drilled.

The Vuelvan Caras (Au) Prospect should be viewed as having a limited potential for a high-grade, small- to medium-sized deposit. If that is a corporate objective, additional target identification using soil geochemistry followed by diamond drilling is warranted.

11.0 RECOMMENDATIONS

The following recommendations are segregated into two phases, to enhance the property and to transform it from an intermediately developed exploration project into a project based on reserves. The two phases are essentially drilling programs. The first phase is to convert areas that have been drilled on a wide-spaced pattern to areas of in-fill drilling to confirm mineral continuity and grade. The second phase is to develop reserves where the first phase drilling suggests an economic potential.

The first phase drilling will require a large drill program of 10,000 metres with an expenditure of approximately $1.4 million. The second phase of drilling will likely cost from $4 to $5 million.

The first phase should be divided 40 percent, or 4000 metres, for the Serucha West Au target on the Chicanán East concessions and 30 percent, or 3000 metres, for the Mochila Layered Complex (PGE) Prospect. About 15percent, or 1500 metres of drilling, of the budget should be expended on the Mochila Lineament (Au) Prospect.

Previous diamond drilling has shown that the underlying rock types are lithologically repetitive although they are complicated by alteration and structure. The greatest benefit from previous drill campaigns has been grade determination, particularly in the saprolite horizon. As such, it is recommended that future drilling continue with grade determination as an objective, rather than obtaining geologic information. The most economic method of obtaining that type of information is through reverse circulation or air-flush drilling ("RC"). As the water table is probably near surface, in areas of limited alteration, it is recommended that a rig with a sufficiently large compressor be used to insure that the hole is cleaned at each sampling run. Any RC drilling program in potentially wet areas should have a satellite program of diamond drilling to twin selected holes to confirm assay results.

12.0 REFERENCES:

Agnerian, Hraya, 2003, Valuation of the Mochila PGE Project, Venezuela, and Prepared for Cisneros Organization: Unpublished report commissioned by Cisneros Organization and prepared by Roscoe Postle Associates Inc., 19 pp.

Bending, D.A., 1997(?), Technical Summary, El Foco Project, Gold and Diamond Property, Bolivar State, Venezuela: Unpublished internal report prepared for Homestake Venezuela, S.A., 32 pp. plus 3 Appendixes and maps.

Cameron, Eion M., 2005, Exploring for Deposits Under Deep Cover Using Geochemistry: Soc. of Economic Geology, Newsletter, No 63, October 2005, p 5, 9-15.

Channer, Dominic, Graffe, Elsa, and Vielma, Pedro, 2005, Geology, Mining, and Mineral Potential of Southern Venezuela: Soc. of Economic Geology, Newsletter, No 62, July 2005, p 5, 13-22.

Conway, G.P., 1995, Interim Exploration report, Panama Prospect – Chicanán Concessions 22, 26, 27 and 28: Unpublished internal report prepared for Gold Fields Venezuela, (March, 1995).

Conway, G.P., 1995, Report on the Serrucha West Target, Auger Drill Reconnaissance: Unpublished internal report prepared for Gold Fields Venezuela, (October, 1995).

Conway, G.P., 1997, Report on the Serucha West Gold Prospect – Venezuela: Unpublished Internal Report prepared for Gold Fields Geological Centre, Geochemistry Unit, (September, 1997).

Conway, G.P., 1998, Mineralogical Investigation of Diamond Drill Core Samples from the Mochila Layered Complex, Chicanán West, Venezuela: Unpublished report commissioned by Gold Fields Venezuela, C.A.

Conway, G.P., 1998, Mineralogical Investigation of Diamond Drill Core Samples of Serucha West and Cerro Alto, Chicanán East, Venezuela: Unpublished report commissioned by Gold Fields Venezuela, C.A., Ref. No., VEN 97-6, (29 April, 1998), 16 pp.

Conway, G.P., 1998, Report on Diamond Drill Exploration at the Serrucha West Gold Prospect, Chicanán East Concession CH-27: Unpublished report commissioned by Chicanán Resources, C.A., 13 pp.

Diaz, Enrique, 1996, Interim Report, Zulia Prospect, Chicanán West Concessions CH-15 and CH-16: Unpublished internal memo, 21 February 1997.

Evers, T. and Martin, G.J., 1996, Mineralogical and Geochemical Investigation of Samples Moch-18 to 23, From the Mochila Area, Chicanán West, Venezuela:

Unpublished mineralogical report prepared by Gold Fields Venezuela, (16 May 1996), 14 pp.

GeoExpert C.A., 1991, High Precision Aeromagnetic Survey Over the Chicanán Concessions 21, 22, 26, 27, & 28, Estado Bolivar, Venezuela, Final Report: Unpublished geophysical report commissioned by Angostura Mining C.A. (February, 1991).

Graham, R., 1999, Chicanán Resources, Carolina Gold Project, PREFEASIBILITY STUDY; Unpublished report commissioned by Organización Cisneros and prepared by Turnberry Projects Pty (ltd), 55 pp.

Henckel, Johannes, 1998, The Franela Layered Complex - A Brief Review: Unpublished internal memo prepared for Gold fields Venezuela, July 1998.

Henckel, J., 1998, Characteristics of the Platinum and Palladium Mineralization of the Mochila Layered Complex: Unpublished internal report prepared for Gold Fields Venezuela, (October, 1998), 6 pp plus 13 figures and charts.

Henckel, J. and Miller, S.J., 1995, Recommendations on Evaluation of Soil Geochemistry of the Panama Concession with Special Reference to the Geochemical Landscape (Part I) and a Discussion on Small Scale Structural Observations (Part II): Unpublished Foreign Ventures Report, prepared for Gold Fields Geological Centre, Geochemistry Unit, (January, 1995).

Juillard, T., 1991, Apparent Electrical Resistivity Survey, Report and Appendices: Unpublished report commissioned by Gold Fields of South Africa and Cisneros Organization (ODS - Venezuela), (September, 1991).

Maclaren, A.H. 1994, A brief structural Interpretation of the Panama Region, Chicanán Concession, Venezuela: Unpublished Internal Memorandum prepared for Gold Fields Geologic Centre, Ref. 990/4/947/RSU, (February, 1994).

Maclaren, A.H. 1994, An Investigation of the Structural Controls on Gold Mineralisation in the Panama Area, Chicanán Concession, Venezuela: Unpublished Foreign Ventures Report prepared by the Regional Target Generation Unit, Gold Field Geologic Centre, (November, 1994).

Martin, G.J., 1997, Mineralogical Investigation of Diamond Drill Core Samples from Serrucha West, Chicanán East, Venezuela: Unpublished internal report, Ref. No.: VE 97-26, (July, 1997).

Martin, G.J., 1997, Mineralogical Investigation of Diamond Drill Core Samples from Serrucha West, Chicanán East, Venezuela: Unpublished internal report, Ref. No.: VE 97-33, (August, 1997).

Martin, G.J., 1997, Mineralogical Investigation of Diamond Drill Core Samples from Serrucha West, Chicanán East, Venezuela: Unpublished internal report, Ref. No.: VE 97-52, (September, 1997).

Martin, G.J., 1998, Mineralogical Investigation of Diamond Drill Core Samples from Serrucha West and Cerro Alto, Chicanán East, Venezuela: Unpublished internal report, Ref. No.: VE 97-93, (April, 1998).

Martin, G.J., and Evers, T., 1997, Mineralogical Description of 22 Samples from the Franela Prospect, Chicanán West, Venezuela: Unpublished internal report prepared on behalf of Gold Fields Venezuela, Ref. No.: VE 97-81, (1 April, 1997).

Martin, G.J., and Evers, T., 1997, Mineralogy of Two Heavy Mineral Concentrates from Mochila Prospect, Chicanán West, Venezuela: Unpublished internal report, Ref. No. VE 97-31, (1 October, 1997).

Martin, G.J., Evers, T., and Khoun, R., 1996, Investigation of a Laterite Sample from Mochila, Chicanán West, Venezuela: Unpublished internal report prepared for Gold Fields Venezuela, Ref. No.: VE 96-44, (6 August, 1996), 5 pp.

Martin, G.J., Evers, T., and Khoun, R., 1996, Mineralogical Investigation of 7 Rock Samples from the Zulia prospect, Chicanán West, Venezuela: Unpublished internal report prepared for Gold Fields Venezuela, Ref. No.: VE 96-46, (15 August, 1996), 11 pp.

Martin, G.J., and Singh, V., 1997, Mineralogical Description of 6 Samples from the Franela Prospect, Chicanán West, Venezuela: Unpublished internal report prepared by Gold Fields Laboratories (Prop.) Ltd., Ref. No.: VE 97-51, (1 October, 1997).

Miller, S., 1999, Results and Conclusions from the Gold Exploration Program – Vuelvan Caras Concession, Bolivar State, Venezuela: Unpublished report commissioned by Cisneros Organization (September, 1999).

Misiewicz, J.E., 1994, Final Exploration Report – Concessions Increíble 3 and 5: Unpublished report commissioned by La Increible Resources C.A. for C.V.G. Ferrominera Orinoco C.A. (24 June, 1994).

Picken, C.J., 1994, The Final Results and Conclusions of the Vein gold Exploration in Concessions Increible 1, 3, & 5: Unpublished interim report commissioned by La Increible resources C.A. 21 pp.

Picken, C.J., 1994, Panama Saprolite Vein Gold Exploration, - First Phase Results: Unpublished interim report prepared for Gold Fields Venezuela, (January, 1994).

Picken, C.J., 1996, The Results of Exploration in the El Paraiso – La Trinidad Area - Concessions Increible 5: Unpublished interim report commissioned by La Increible resources C.A. 21 pp.

Pio Cerani, Lorenzo, 1970, Historia Minera en Diez Zonas De Guayana, Estado Bolivar, Unpublished report prepared for C.V.G. Ferrominera Orinoco C.A.

Spring, Valasquez, 2003, A Technical Review of the Saprolite Portion of the Alcaravan/El Foco Gold Project, Bolivar State, Venezuela: Unpublished internal report prepared by Watts, Griffis and McQuat Limited for Zaruma Resources Inc., 47 pp.

Stefan, L.D. and Martin, G.J., 1995, Mineralogical Examination of 2 Samples from Chicanán West, Carolina Prospect Area: Unpublished mineralogical report prepared by Gold Fields Venezuela, Ref. No.: VE 95/07, (31 March, 1995), 4 pp.

Stefan, L.D. and Martin, G.J., 1995, Mineralogical Examination of 9 Samples from the Mochila Prospect, Venezuela: Unpublished mineralogical report prepared by Gold Fields Venezuela, Ref. No.: VE 95/15 and VEN 95/75, (16 October, 1995), 8 pp.

Stefan, L.D. and Martin, G.J., 1995, Mineralogical Examination of 3 Samples from the Zulia Target Area, Chicanán Prospect, Venezuela: Unpublished mineralogical report prepared by Gold Fields Venezuela, Ref. No.: VE 95/66, (23 October, 1995), 4 pp.

Stefan, L.D. and Martin, G.J., 1995, Mineralogical Examination of 13 Samples from Chicanán West, Venezuela: Unpublished mineralogical report prepared by Gold Fields Venezuela, Ref. No.: VE 95-13, (24 November, 1995), 14 pp.

Stefan, L.D. and Martin, G.J., 1995, Mineralogical Examination of a Gold Bearing Sample (Moch-9), From Chicanán West, Venezuela: Unpublished mineralogical report prepared by Gold Fields Venezuela, Ref. No.: VE 95-75, (24 November, 1995), 10 pp.

Urquhart, S., Carlson, C. and Mayerie, C., 1998, Interpretive Report on a Time Domain IP Survey, Serrucha West Project, Venezuela: Unpublished report prepared by Zonge Engineering and Research Organization, Report, Job# 97A1, (March, 1998).

Uys, C.J., Smale, K. and Bapela, C., 1993, Classification and Gold Dissolution Testwork Conducted on Samples of Saprolite, Carolina Area, Venezuela: Unpublished report prepared by Gold fields Laboratories (Proprietary) Limited, Report No. VZA/01, 10 pp.

Viljoen, R.P., 1999, Report on a visit to Venezuela with Special Reference to the Carolina Project, March, 1999: Unpublished report commissioned by Cisneros Organization.

Viljoen, R.P., 1999, Comment on the Chicanán West Concessions, March 1999: Unpublished memo commissioned by Consorcio Minero Laguna Santa Rita C.A., (March, 1999).

Viljoen, R.P., 1999, Report on the Second Visit to the Carolina Project: Unpublished report commissioned by Cisneros Organization (May, 1999)).

Viljoen, R.P., 1999, The Gold Potential of the Chicanán Concessions with Special Reference to the Chicanán Shear Zone: Unpublished report commissioned by Cisneros Organization (June, 1999).

Viljoen, R.P., 1999, Progress Report on the Carolina Project: Unpublished report commissioned by Cisneros Organization (September, 1999).

Viljoen, R.P., 1999, The Geology and Ore Resource of The Carolina Project: Unpublished report commissioned by Cisneros Organization (December, 1999).

Viljoen, R.P., 2002, The Economic Potential of the Chicanán East Concessions, Venezuela: Unpublished report prepared by Prof. R.P. Viljoen on behalf of Chicanán Resources C.A. (February, 2002).

Viljoen, R.P., 2002, Exploration Program and Future Strategy for the Chicanán Concessions, Venezuela: Unpublished report prepared by Prof. R.P. Viljoen on behalf of Chicanán Resources C.A.

Viljoen, R.P., 2002, Gold Resources of The Chicanán East Concessions: Unpublished report prepared by Professor R.P. Viljoen on behalf of Chicanán Resources C.A. (October, 2002).

13.0 CERTIFICATE AND STATEMENT OF QUALIFICATIONS:

I, **Ralph Alan Gonzalez**, M.Sc. P.Eng., and P.Geo. do hereby certify that:

1. I am a consulting geologist with a registered business address at 9810 Solidad Canyon Road, Las Cruces, New Mexico, U.S.A., 88011.

2. I am a graduate of the University of New Mexico, U.S.A. with a Bachelor of Science Degree in geology (1965), and of the University of New Mexico, U.S.A. with a Master of Science Degree in geology (1968).

3. I have practiced my profession continuously since 1968 in Canada, Asia and North and South America. I was based in Chile from 1992 through December, 2002 during which time I was engaged as a consultant mainly in the exploration and evaluation of: porphyry Cu, porphyry au and epithermal Au style deposits of the central Andes of Chile, Argentina, Bolivia, and Ecuador; Iron oxide, gold-copper type deposits in Chile: volcanic hosted gold deposits in the Caribbean; and epithermal and mesothermal deposits in Eastern Russia. Since 2002, I have based my consulting firm, Archean Ingenieria International Ltd., Inc. out of Las Cruces New Mexico, U.S.A. with most of my activities in base and epithermal precious metal exploration and development in Mexico.

4. I am a professional Engineer, registered with the Association of Professional Engineers of the Province of Manitoba (License No. 5168) since 1977, and a Professional Geologist registered with the Association of Professional Engineers and Geoscientists in the Province of British Columbia (License No. 19325) since 1992.

5. I personally visited various portions of property holdings of Honnold Corp., which is the subject of this report, during the first two days of December, 2005. In addition, I have reviewed the extensive data base that the company has accumulated and has on file in their Puerto Ordaz, Venezuela Office during the period of November 29 through December 10, inclusive.

6. I am a "qualified person" for the purpose of national instrument 43-101 and am responsible for all sections of this report.

7. As of the date of this Certificate, I am not aware of any material fact or material change with respect to the subject matter of this report which is not reflected in this report, the omission of which makes the report misleading.

8. I am not at present, nor under agreement, arrangement or understanding do I expect to become, an insider, associate, affiliated entity, partner or employee of

VALGOLD RESOURCES LTD. or of any insider or affiliated entity of VALGOLD RESOURCES LTD.

9. I do not own nor am I under an agreement or understanding by which I expect to acquire any securities of VALGOLD RESOURCES LTD. or of an affiliated entity or an interest in the property that is the subject of this report or in an adjacent property.

10. I have not had any prior involvement with the property that is the subject of this report.

11. I have not received a majority of my income during the three years preceding the date of this report from VALGOLD RESOURCES LTD. or insiders or affiliated entities of VALGOLD RESOURCES LTD.

12. I have read National Instrument 43-101, Standards of Disclosure for Mineral Projects and Form 43-101F1, Technical Reports and this report has been prepared in compliance with them and in conformity with generally accepted Canadian mining industry practices.

13. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

Dated at Las Cruces, New Mexico, U.S.A. this 12 day of January, 2005.
I consent to the filing of the technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 12 Day of January, 2005.

PROVINCE OF R. A. GONZALEZ #19325 BRITISH COLUMBIA

Ralph A. Gonzalez, M.Sc. P.Eng., and P.Geo.

CERTIFICATE AND STATEMENT OF QUALIFICATIONS:

I, **Henry M. Meixner**, P. Geo., Consulting Geologist, with residence and business address at 675 West 32nd Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a graduate of the University of British Columbia with a Bachelor of Science Degree in geology in 1969.

2. I have practiced my profession as a geologist in the private sector primarily in western Canada and parts of the United States, Mexico, South America, Iran, and southern Africa for more than 35 years. Work has included property scale mineral prospect investigations, regional scale mapping and mineral potential assessments, supervision of mineral exploration programs and mineral property evaluations.

3. I have been registered with the Association of Professional Engineers and Geoscientists in the Province of British Columbia since 1993. I am a Fellow of the Geological Association of Canada.

4. From 1969 to 1976, I was involved in mineral exploration for mercury, copper, molybdenum, silver, lead, and zinc in western and eastern Canada and the United States. During 1976 to 1979, I was involved in regional mapping and minerals potential assessment in eastern Iran. In 1979 to 1983, I directed a drilling program to assess the mineral potential of portions of the Kapvaal Craton in the Kalahari of western Botswana. Since 1986, I have been carrying out mineral property investigations and evaluations for gold, silver, and base metals in Canada, Mexico, Bolivia, Guyana, Argentina, Venezuela, and Kazakhstan.

5. I am presently a Consulting Geologist and have been so since June 1986.

6. I personally examined the Chicanán and Mochila properties on July 20 to 22, 2005 and again on December 1 to 3, 2005 and have, together with Ralph A. Gonzalez, P.Geo., examined the archived information at the Honnold Corporation offices in Puerto Ordaz, Venezuela during the period of November 29 to December 10, 2005.

7. I am responsible for sections 7.0, 7.1, 7.2, 4.0.3, 4.0.4, 4.0.5 and 4.0.7 and for preparing the illustrations in this report. Sources of information are noted on the illustrations and any modifications are also noted.

8. Some of the information contained in the report was derived from the reports of previous explorationists. Sources of information not based on personal

examination are quoted in the report. The information provided by others is to the best of my knowledge and experience correct.

9. As of the date of this certificate, I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

10. I have read National Instrument 43-101, Standards of Disclosure for Mineral Projects and Form 43-1-1 F1, and the foregoing technical report has been prepared in conformity with this instrument and Form 43-1-1 F1 and generally accepted Canadian mining industry practice.

Dated at Vancouver, British Columbia, this 12 day of January, 2006.

Henry M. Meixner, P.Geo.

CONSENT FOR RELEASE OF INFORMATION

Ralph A. Gonzalez, MSc., P. Eng., P. Geo.
9810 Solidad Canyon Road,
Las Cruces, New Mexico
U.S.A. 88011
505-521-8900
archean_exploration1@msn.com

TO: the British Columbia, Alberta, Ontario and other Canadian Securities Commissions and the TSX Venture Exchange.

I, **Ralph A. Gonzalez, P. Eng., P. Geo.**, do hereby consent to the filing of the written disclosure of the technical report titled, "A Report On The Geology and Exploration Potential On The Chicanan Gold and Mochila Platinum Prospects, Bolivar State, Venezuela" and dated January 12, 2006 (the "Technical Report"), and any extracts from or summary of the Technical Report in the Information Circular dated January 27, 2006 (the "Information Circular"), of ValGold Resources Ltd., and to the filing of the Technical Report with the securities regulatory authorities and stock exchange referred to above.

I, also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the Information Circular of ValGold Resources Ltd.

Dated 27th Day of January, 2006.

PROVINCE OF
R. A. GONZALEZ
#19325
BRITISH COLUMBIA
GEOSCIENTIST

RALPH ALAN GONZALEZ, P. Eng., P. Geo.

CONSENT FOR RELEASE OF INFORMATION

Henry M. Meixner, P. Geo.
675 West 32nd Avenue,
Vancouver, British Columbia, V5Z 2J8
Canada
604 874 8930
hmeixner@axion.net

TO: the British Columbia, Alberta, Ontario and other Canadian Securities Commissions and the TSX Venture Exchange.

I, **Henry M. Meixner, P. Geo**., do hereby consent to the filing of the written disclosure of the technical report titled, "A Report On The Geology and Exploration Potential On The Chicanan Gold and Mochila Platinum Prospects, Bolivar State, Venezuela" and dated January 12, 2006 (the "Technical Report"), and any extracts from or summary of the Technical Report in the Information Circular dated January 27, 2006 (the "Information Circular"), of ValGold Resources Ltd., and to the filing of the Technical Report with the securities regulatory authorities and stock exchange referred to above.

I, also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the Information Circular of ValGold Resources Ltd.

Dated 27th Day of January, 2006.

PROFESSIONAL
PROVINCE OF
H. H. M. MEIXNER
BRITISH COLUMBIA
GEOSCIENTIST

HENRY M. MEIXNER, P. Geo.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

TSX VENTURE EXCHANGE

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Department of Government Services, Consumer & Commercial Affairs Branch
(Newfoundland & Labrador)

Dear Sirs/Mesdames:

RE: ValGold Resources Ltd. (the "Company") – Extraordinary General Meeting of Shareholders of the Company to be Held on February 28, 2006 (the "Meeting")

The undersigned, being an officer and a director of the Company, hereby certify, in such capacity and not in my personal capacity, that to the best of my knowledge, information and belief, after having made reasonable enquiries, that:

(a) arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 ("NI 54-101") to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b) arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in subparagraph (a); and

(c) the Company is relying on section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101.

Dated at Vancouver, British Columbia, this 1st day of February, 2006.

VALGOLD RESOURCES LTD.

Per: /s/ Stephen J. Wilkinson
Stephen J. Wilkinson
President & CEO

cc: TSX Venture Exchange

VALGOLD RESOURCES LTD.
Suite 1400- 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of the shareholders of **VALGOLD RESOURCES LTD.** (the "Company") will be held at the Oak Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Tuesday, February 28, 2006, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1. To consider and, if though fit, to approve the proposed acquisition of an option to acquire Honnold Corp., a British Virgin Island company, as more fully set forth in the accompanying Information Circular; and

2. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 27th day of January, 2006.

BY ORDER OF THE BOARD

/s/ Stephen J. Wilkinson
Stephen J. Wilkinson, President & CEO

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 1400 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 27th day of January, 2006.

APPROVED BY THE BOARD OF DIRECTORS

/s/ Stephen J. Wilkinson
Stephen J. Wilkinson
President & Chief Executive Officer

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

INFORMATION CIRCULAR

(As at January 27, 2006, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the extraordinary meeting (the "**Meeting**") of the Company to be held on February 28, 2006 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation. All dollar figures are in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or will be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders**

Shareholder Approval

Pursuant to the MOU and subject to satisfactory due diligence on the Company's part, shareholder approval, regulatory approval and the parties entering into a definitive agreement, the Company will issue to the Vendors 5,000,000 ValGold Shares in consideration for the Option. As at January 27, 2006, there were 22,732,281 ValGold Shares issued and outstanding and the 5,000,000 ValGold Shares will constitute 18.03% of the issued and outstanding ValGold Shares on a post-transaction basis. The number of additional shares issuable if the Company were to exercise the Option is not presently determinable.

The following table shows the potential dilutive effect of the transaction.

Description	Number of common shares	Fully diluted
Currently issued and outstanding	22,732,281	30,339,894
Issuable as Finder's Fees for the Option	375,000	375,000
Issuable as partial consideration for the Option (upon satisfactory due diligence, receipt of necessary approvals and signing of a definitive agreement)	5,000,000	5,000,000
Total outstanding after acquisition of the Option	**28,107,281**	**35,714,894**

An ordinary resolution in substantially the following form will be proposed at the Meeting with such changes as may be required by regulatory authorities or recommended by counsel:

"RESOLVED that:

1. The Memorandum of Understanding between the Company and Hattiesburg, Broadway and Russell and the issuance of shares of the Company to acquire the Option to purchase the Honnold Shares thereunder (the "**Proposed Transaction**"), be and the same is hereby approved;

2. notwithstanding the passage of this resolution by the shareholders of the Company, the board of directors of the Company, in their sole discretion and without further notice to or approval of the shareholders of the Company, may decide not to proceed with the Proposed Transaction or otherwise give effect to this resolution, at any time prior to the completion of the Proposed Transaction; and

3. any one or more of the directors and officers of the Company be authorized and directed to determine and complete the content and form of documents, perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

Unless such authority is withheld, the persons named in the enclosed Proxy will vote for all of the resolutions in respect of the Proposed Transaction.

the transaction. Foreign investors have the right to apply to the Central Bank for foreign currency at the fixed exchange rate for the purposes of repatriation of capital, dividends and interest.

Ability to Extract Minerals

Under current Venezuelan law, all mineral resources belong to the Republic. Development, exploitation, commercialization and sale of minerals will require further agreement of the Venezuelan government. There is no assurance that if a resource is discovered on any of the Properties, the Company would be successful in obtaining the rights to exploit the resource on reasonable terms, or at all.

Exchange Rate Risk

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. The Company's costs in Venezuela will be incurred principally in US dollars. The Company's costs in Canada are incurred principally in Canadian dollars. The Company does not presently have any foreign currency hedge transactions in place to protect against the effect of currency fluctuations.

Transaction Risks

Dilution

A portion of the consideration payable for the Option and in order to exercise the Option is required to be satisfied by the issuance of shares of the company. In the event that the Company elects to exercise the Option and acquire the Honnold shares, depending on the market price of the Company's shares at the relevant time, the number of shares issuable could result in substantial dilution to the Company's then existing shareholders.

Additional Capital

As at December 31, 2005, the Company had working capital of approximately $685,000. Subsequent to December 31, 2005, the Company has authorized the sale of up to 303,333 common shares of its long-term equity investment in Northern Orion Resources Inc. to provide further working capital. Exploration and development of the Company's properties, including the Properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties, the inability of the Company to exercise the Option, or a loss of one or more property interests. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Additional Approvals

In the event that the Company elects to exercise the Option to acquire the Honnold Shares, additional consents and approvals may be required under applicable stock exchange policies, corporate or securities laws, or other applicable domestic and foreign legislation in order to complete the acquisition and there is no assurance that the Company will be successful in obtaining such consents or approvals prior to expiry of the Option Period or at all. In such an event, unless extended, the Option could lapse, and the Company could lose its investment in the Properties.

who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the **"shares"** or **"ValGold Shares"**), of which 22,732,281 shares are issued and outstanding. Persons who are registered shareholders at the close of business on January 27, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 *Statement of Executive Compensation* (**"Form 51-102F6"**)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at July 31, 2005, and the other three most highly compensated executive officers of the Company as at July 31, 2005, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts	
		Salary [1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Stephen J. Wilkinson President & CEO	2005	120,000	NIL	NIL	NIL	NIL	NIL	NIL
	2004	108,000	NIL	NIL	200,000 [3]	NIL	NIL	NIL
	2003	99,000	NIL	NIL	275,000 [2]	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2005	21,171	NIL	NIL	NIL	NIL	NIL	NIL
	2004	22,161	NIL	NIL	100,000 [3]	NIL	NIL	NIL
	2003	10,460	NIL	NIL	75,000 [2]	NIL	NIL	NIL

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("**LMC**"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC for all salary expense reported in the table.

(2) Granted December 20, 2002, exercisable at $0.25 per share, expiring December 20, 2012.

(3) Granted November 14, 2003, at an exercise price of $0.64 per share, expiring November 14, 2013. The exercise price was subsequently reduced to $0.25 per share by disinterested shareholders at the Company's Annual General Meeting held January 18, 2006.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ① ($)*	*Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End ① ($) Exercisable/ Unexercisable*
Stephen J. Wilkinson President & CEO	NIL	NIL	575,000/NIL	NIL/NIL
Shannon M. Ross Secretary & CFO	NIL	NIL	325,000/NIL	NIL/NIL

① Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended.

Additionally, the Company has an equity compensation plan in the form of a stock option plan (the "**Plan**") which was approved by shareholders on January 18, 2005, and is administered by the Directors of the Company. The Plan was established to assist the Company in attracting, retaining and motivating

Risk Factors

Due to the nature of the Company's business and the present stage of its development, its financial condition and results of operations are subject to a number of risks, including, but not limited to all the hazards and risks normally encountered in the exploration for, development and production of mineral resources, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, risks related to actual results of exploration activities; delays in obtaining governmental approvals or financing, future prices of metals; possible variations in resources and reserve estimates, grade or recovery rates; failure of equipment or processes; accidents, labour disputes and other risks of the mining industry; damage to life or property, environmental damage and possible legal liability. If the Company proceeds with the proposed transaction its financial condition, operations and results of operations will be subject to the following additional risks:

Country Risks

Political and Economic Instability

The Properties are located in Venezuela and, if it exercises the Option and acquires the Properties, the Company may be affected by political or economic instability in Venezuela. The risks include, but are not limited to, civil unrest, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. The security situation in Venezuela is highly volatile due to ongoing political conflict between the Venezuelan government and opposition groups. Demonstrations, counter-demonstrations, and street confrontations in 2002 and early 2003 led to acts of violence and disorder, resulting in deaths and injuries. Opposition groups began an indefinite nationwide general strike on December 2, 2002, which they agreed to partially lift from February 3, 2003. Nevertheless, one-third of the workers of the state-owned oil companies that joined the strike were laid off and resumption of the output of oil and related products has not reached pre-strike levels. In August 2004, a national referendum ratified the mandate to the President of the Republic and in October 2004 elections of governors and mayors throughout the country resulted in the ruling group of parties controlling most of such offices. These events have resulted in greater political stability, which is expected to last for some time. Also, oil revenues for the Government have remained high, which has allowed it to increase public spending and create a perception of an economic bonanza. Violent crime is prevalent throughout the country. Kidnapping, smuggling and drug trafficking occur frequently in remote areas, including Bolivar state.

Changes in resource development or investment policies or shifts in political attitude in Venezuela may adversely affect the Company's business. Operations in the country could be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, small miners' activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. In the past, Venezuela has imposed exchange controls that make it difficult for foreign mining companies to repatriate profits. On February 6, 2003, the National Executive and the Central Bank of Venezuela enacted Exchange Control Regulations centralizing all currency exchange transactions through the Central Bank and implementing a system for application for foreign currency by Venezuelan companies and individuals in order to repay debt, import authorized supplies and services, pay for travel expenses and pay dividends to foreign investors. All foreign currency brought into Venezuela (as foreign investment) by an investor must be sold to the Central Bank at the fixed exchange rate at the time of the transaction. All foreign currency derived from the export of products from Venezuela, including gold, must be sold to the Central Bank at the fixed exchange rate at the time of

an intermediate stage of exploration on which 23 diamond-drill holes, totalling 2870 metres, have been drilled, all on the Increible 3 concession.

Vetas Vuelvan Caras

The Vetas Vuelvan Caras (Au) concessions are located in the Marwani Mining District (Roscio Municipio) approximately 80 km east-southeast of Tumeremo and about 20 km west of the border with Guyana. The property is comprised of two non-contiguous concessions, Vuelvan Caras and La Estrella, totalling 1503 and 640 hectares, respectively. The Vuelvan Caras concessions were mined by New Gold Fields (Venezuela) as an underground operation, starting in 1939, with an average grade of 39 g/t Au. The operation was terminated when the vein encountered a fault and the vein continuity was lost.

Although the two concessions were originally owned by Gold Fields (Venezuela) they reverted to the state some time after the mid-1950s. Post mining, circa 1953, the area appears to have been idle until Vetas Vuelvan Caras C.A applied for the concession. Vetas Vuelvan Caras C.A. acquired the concessions by application to CVG on 20 March, 1993. The permits can be held for exploration purposes for two consecutive periods of 10 years. Apart from the actual mined area, which has no known reserves, the project area is at an early stage of exploration. It is also important to note that there are a number of "illegal" artisan miners occupying the property and processing "alluvial" gold.

Recommended Work Program and Budget

The Report recommends a two phase drilling program. The objective of the first phase is to convert areas that have been drilled on a wide-spaced pattern to areas of in-fill drilling to confirm mineral continuity and grade. The objective of the second phase is to develop reserves where the first phase drilling suggests an economic potential. Subject to receiving shareholder and regulatory approval of the transaction and to satisfaction of applicable conditions, the Company intends to carry out the first phase of the recommended work program. The second phase will be dependent on the results of the first phase of the program.

It is anticipated that the first phase drilling will require a program of approximately 10,000 metres with an expenditure of approximately $1.4 million, and the estimated cost of the second phase of drilling is approximately $4 to $5 million.

The Report recommends that the first phase of the program be divided 40 percent, or 4000 metres, for the Serucha West Au target on the Chicanán East concessions and 30 percent, or 3000 metres, for the Mochila Layered Complex (PGE) Prospect, and that a about 15 percent, or 1500 metres of drilling, of the budget should be expended on the Mochila Lineament (Au) Prospect.

Previous diamond drilling has shown that the underlying rock types are lithologically repetitive although they are complicated by alteration and structure. The greatest benefit from previous drill campaigns has been grade determination, particularly in the saprolite horizon. As such, it is recommended that future drilling continue with grade determination as an objective, rather than obtaining geologic information. The most economic method of obtaining that type of information is through reverse circulation or air-flush drilling ("**RC**"). As the water table is probably near surface, in areas of limited alteration, it is recommended that a rig with a sufficiently large compressor be used to ensure that the hole is cleaned at each sampling run. Any RC drilling program in potentially wet areas should have a satellite program of diamond drilling to twin selected holes to confirm assay results.

Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

No options were granted to directors during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category[1]	***Number of securities to be issued upon exercise of outstanding options, warrants and rights*** ***(a)***	***Weighted-average exercise price of outstanding options, warrants and rights*** ***(b)***	***Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))*** ***(c)***
Equity compensation plans approved by securityholders	4,345,000	$0.44 [2]	433,500
Equity compensation plans not approved by securityholders	Nil	Nil	N/A
Total	4,345,000		

(1) The only "equity compensation plan" in place is the Company's stock option plan.

(2) On January 18, 2006, the Company's disinterested shareholders approved an exercise price reduction for all outstanding stock options held by insiders. Based on the reduced exercise price the weighted average exercise price in (b) above would be $0.25.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

MANAGEMENT CONTRACTS

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "**Services Agreement**") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("**LMC**"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently

sharing office space with the Company. As at July 31, 2005, the Company had a receivable from LMC of $128,401 for performing administrative, geological and management functions on behalf of the Company. The Services Agreement requires that the Company maintain three months of working capital with LMC. During the most recently completed financial year, the sum of $398,652 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

During the year ended July 31, 2005, legal fees totalling $25,893 were paid to a law firm of which a director is associate counsel.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of the Honnold Acquisition Option

As disclosed in its news release dated January 9, 2006 (a copy of which is available under the Company's profile at www.sedar.com), the Company has entered into a Memorandum of Understanding dated as of January 9, 2006 (the "**MOU**") with Hattiesburg Holdings LLC, a Delaware limited liability company ("**Hattiesburg**"), Broadway Ventures LLC, a Delaware limited liability company ("**Broadway**") and Russell Development, Inc., a British Virgin Islands company ("**Russell**") (Hattiesburg, Broadway and Russell are referred to collectively as the "**Vendors**"), pursuant to which the Company proposes to acquire the sole and exclusive right and option (the "**Option**"), exercisable at any time up to July 9, 2007 (the "**Option Period**"), to acquire:

a) all of the outstanding shares (the "**Honnold Shares**") of Honnold Corp. ("**Honnold**"), a British Virgin Island company; and

b) approximately US$18 million of inter-company debts, previously issued in respect of loans made by Honnold and its two wholly-owned direct subsidiaries to fund a portion of the expenditures incurred in exploration and development of the properties held indirectly by Honnold.

Honnold, through its subsidiaries, holds the rights to twenty-seven exploration licenses covering approximately 1,300 square kilometers (the "**Properties**") in Bolivar State, Venezuela. The shareholders of the Vendors are all at arm's length to the Company.

controlled by the contact between the layered ultramafic and felsic volcanic rocks that are also intruded by a younger granitic pluton. The Franela target is a combined PGE and gold target located adjacent to the main Mochila Layered Complex that had originally been outlined by an aeromagnetic survey. Subsequent work discovered the cumulus complex in contact with sheared rhyodacite carrying auriferous quartz veins that were traced over a distance of 3 km.

Chicanán East

Chicanán East is comprised of five contiguous mineral concessions covering a total area of 22,258 hectares. Chicanán Resources C.A. acquired the concessions from CVG by an application submitted on 20 March, 1992 and granted on 19 October, 1999. The permits can be held for exploration purposes for two consecutive periods of 10 years. The area does not appear to have had a previous ownership nor is there a record of previous exploration although the area has an extensive history of exploitation by casual or artisanal miners, notably from the Carolina target area.

The concessions are situated on the east bank of the Chicanán River, a tributary of the Cuyuni River. The property is immediately east of the Mochila Layered Complex and the concessions and are numbered CH 21, CH 22, CH 26, CH 27, and CH 28.

The project is at an early to intermediate stage of exploration. Some 93 diamond-drill holes, totalling 9,891 metres, have been drilled into the Carolina target and Serucha West target areas. Numerous other target areas have been explored only by soil geochemical sampling, trenching, and hand auger drill holes.

Turnberry Projects Pty (Ltd) (1999) was commissioned by Honnold to do a Prefeasibility Study on the Carolina Prospect. Turnberry indicated that there was a total inferred resource of 986,680 tonnes, grading 1.5 g/t Au (47,500 ounces of gold). The copy of Turnberry's report reviewed by the Authors did not include any information on how the resources were calculated. Furthermore, based on the information in the document, in the Authors' view too many assumptions were made to assess the potential economics of the gold mineralization at Carolina. In the Author's view, the report can only be considered a scoping-type report not a prefeasibility study. Both Authors agree that the Carolina Prospect is a target to be defined by further detailed exploration work and not a mineral resource that can be reported under NI 43-101.

Although the Carolina Prospect is the most advanced of all gold targets on Chicanán East, the Venezuelan Federal Government has placed a three year exploration and development freeze on the Carolina area, with two years remaining in the moratorium. Because of this temporary development suspension, the Serucha West (Au) prospect is now considered the primary gold target on the concessions.

La Increible

The La Increible area is comprised of three contiguous mineral concessions covering a total area of 14,950 hectares. The concessions are situated north and northeast of the town of El Callao. The main highway (Highway No. 10, also known as the Grand Sabana Highway) connects Puerto Ordaz, El Callao, and Tumeremo crossing the southern portions of Increible 5. The 1300 tonne per day open pit and underground La Tomi mine, owned by Crystallex International, is located adjacent to the common boundaries of Increible 3 and 5 and is the exploration model for these concessions.

Chicanán Resources C.A. acquired the concessions by application to CVG on 19 May, 1993. The permits can be held for exploration purposes for two consecutive periods of 10 years. The area does not appear to have had a previous ownership nor is there a record of previous systematic exploration. The project is at

etc. It appears that the property payments for 2004 were approximately US$3.00 per hectare and it is expected that this payment amount will increase to about US$3.55 for 2005. In order to pay land taxes, the property holder must solicit from MBIM a request for the owed amount. Due to the bureaucracy, payments seem to lag by about one year.

At any time during the standard 20-year life of a concession, the mineral rights holder can request a reduction in size, or abandonment, of the concession. In addition, the mineral rights holder can request a conversion of the exploration concession into an exploitation concession. Once in production, and upon the sale of a mineral product, a three percent tax is levied on sales.

The Honnold Properties

The Properties comprise the following four major holdings, in order of decreasing surface size: 1) Mochila Layered Complex; 2) Chicanán East; 3) La Increible; and 3) Vetas Vuelvan Caras.

All of the Properties are located in south-eastern Venezuela in Bolivar State. The Properties are separated from one another by up to 100 km and form a roughly-shaped triangle; the general location of the centre of the triangle is at approximately 7°00' North Latitude and 61°20' West Longitude.

Mochila Layered Complex

The Mochila Layered Complex concession area (some reports refer to this as Chicanán West) is comprised of 19 contiguous mineral concessions covering a total of approximately 90,600 hectares. The property is located approximately 105 km south of El Callao and approximately 40 km west-northwest of the Las Cristinas' gold deposit (333 million tonnes grading 1.2 g/t Au). Las Cristinas is currently held 70 percent by Crystallex International Corporation and 30 percent by CVG and is waiting for a government Production Permit to begin exploitation.

CMLSR acquired its 19 mineral concessions by application to CVG, who granted them to CMLSR on behalf of the Ministry of Environment and Natural Resources for the Government of Venezuela. The concessions are numbered CH 1 through CH 17 (inclusive) and CH 20, and CH 23. Except for CH 20 and a portion of CH 17, all concessions are west of the Chicanán River. The Authors note that four concessions, CH 1, CH 7, CH 8, & CH 17, totalling 19,802 hectares, are considered to be of very-low economic potential. Honnold, in accordance with The Mining Law, has solicited MBIM for permission to return these concessions to CVG, by application dated 28 April, 2004. As of the time of the Authors' examination, MBIM had not responded. The Authors reported that the request to return the concessions is not expected to be denied but at the time of the Report, the mineral rights are still controlled by CMLSR.

The exploration permits covering Mochila Layered Complex concessions were acquired for 20 years on April 5, 1994, with annual, escalating rental fees consisting of US$3.00 dollars per hectare. The Authors report that these have been paid as of March 2004 (the fee will be about US$3.50 for year 2005). According to the Report, under the old Mining Law these exploration concession permits can be extended for an additional 10 years. This property is in an early to intermediate stage of exploration in which 35 drill holes, totalling 3031 metres, tested various targets but no mineral resources have been delineated.

In addition to the PGE potential within the layered igneous complex there are three gold targets: Mochila Lineament Au, Zulia Au, and Francla South Au. All appear to have a structural or rock-type controlling component. The Mochila Lineament appears to be an area of structurally hosted gold occurrences in which the numerous gold targets are indicated by a large number of narrow, elongate surface pits from which garimpeiros (seasonal, artisanal miners) extracted near-surface gold. The Zulia target appears to be

Terms of the Option

The following is a summary of the material terms of the MOU:

1. To acquire the Option the Company must advance US$500,000 cash and a total of 5,000,000 ValGold Shares to the Vendors (Hattiesburg – 42.5%, Broadway – 42.5% and Russell - 15%). The ValGold Shares issuable to acquire the Option will be issued at a deemed value of US$0.20 per share, for a deemed cash equivalent of US$1,000,000. The cash and shares will be advanced to the Vendors immediately following receipt of all necessary shareholder and regulatory approvals;

2. to exercise the Option, the Company would be required to pay the Vendors an additional US$1,500,000 in cash and issue the Vendors additional ValGold Shares having a deemed value of US$5,000,000. The deemed per share value of the ValGold shares issuable to exercise the Option would be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold Shares as traded on the TSX Venture Exchange over the 90-day period prior to the date of exercise, converted into US Dollars, but in any event shall be not less than US$0.20;

3. if the Option is exercised, the Vendors will retain a collective 10% free carried interest in the Properties until the completion of a bankable feasibility study on the Properties or any portion thereof. If the Vendors elect to maintain this interest, they would be obligated to provide their proportionate share of funding as required from and after completion of the bankable feasibility study, failing which their 10% interest would be diluted; and

4. The Vendors would also retain a 2% Net Smelter Returns royalty interest in the Properties.

An arm's length finder's fee will be payable upon receipt of all necessary approvals to the transaction. The finder's fee is equal to 5% of the aggregate consideration payable by ValGold in connection with the Option and the exercise of the Option, and is payable in two installments. The first installment will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 ValGold shares at a deemed value of US$0.20 per share, for an aggregate deemed value of US$75,000. The second installment will be payable only if the Option is exercised.

In the event that the Company exercises the Option and acquires the Honnold Shares, the aggregate consideration payable by the Company to the Vendors, including the consideration payable to acquire the Option, will be US$2,000,000 cash and ValGold Shares having a deemed value, for the purposes of the agreement, of US$6,000,000 calculated as set forth above.

The transaction is subject to satisfactory due diligence on the Company's part, shareholder approval, regulatory approval and definitive documentation.

Honnold Corporate Structure

The following table sets forth the corporate structure of Honnold, its Venezuelan registered subsidiaries and the concessions held by each subsidiary.


HONNOLD CORP. (BRITISH VIRGIN ISLAND COMPANY)
100%
100%
GUERNSEY FIELDS VENEZUELA LIMITED
Consorcio Inversionista Karamata C.A.
50%
50%
50%
Vetas Vuelvan Caras C.A.
50%
La Increible Resources C.A. In. 1,3 & 5
50%
Chicanan Resources C.A. Ch. 21,22,26,27 & 28
Consorcio Minero Laguna Santa Rita C.A.
100%
Caroni Gold Fields Ch. 12 & 13
Yuruari Gold Fields Ch. 2 & 3
Chivao Gold Fields Ch. 9, 10, & 20
Precambian Gold Fields Ch. 14 & 15
Yuruan Gold Fields Ch. 4 & 5
Cuyuni Gold Fields Ch. 6 & 16
Guayana Gold Fields Ch. 1 & 7
Orinoco Gold Fields Ch. 8 & 17
Chicanan Gold Fields Ch. 11 & 23

Notes:

1. Chicanán Resources, C.A. ("**Chicanán**") controls Chicanán East (gold ("**Au**"));
2. Consorcio Minero Laguna Santa Rita, C.A. ("**CMLSR**") controls the Mochila Layered Complex (platinum group elements ("**PGE**"));
3. La Increible Resources, C.A. ("**La Increible**") controls La Increible (Au);
4. Vetas Vuelvan Caras, C.A. ("**Vuelvan Caras**") controls the two Au concessions near the border with Guyana.

Background on Venezuelan Mining Regime and the Honnold Properties

As part of the due diligence conducted for the transaction, a technical report entitled "A Report On The Geology And Exploration Potential On The Chicanan Gold And Mochila Platinum Prospects, Bolivar State, Venezuela " dated January 12, 2006 (the "**Report**"), was prepared by Ralph A. Gonzalez, M.Sc., P.Geo., P.Eng., Archean Ingenieria International Ltd. Co., #10 - 1501 Missouri Ave., Las Cruces, New Mexico, U.S.A. 88006 and Henry M. Meixner, P.Geol, 675 West 32 Ave., Vancouver, British Columbia V5Z 2J8 (the "**Authors**"), each a Qualified Person under National Instrument 43-101 ("**NI 43-101**").

A copy of the Report is available for review under the Company's profile at www.sedar.com and at the office of the Company at Suite 1400 – 570 Granville Street, Vancouver, British Columbia during normal business hours. The following disclosure relating to the Properties is derived from the Report, and is qualified in its entirety by reference to the full Report.

Venezuelan Mining Regime

The Decreto Con Rango y Fuerza de Ley de Minas, 1999 (the "**1999 Mining Law**") limits the total exploration mining concession size for a single company to approximately 10,000 hectares.

Prior to the mining law that was introduced in 1999, the general concept of the mining law was for free exploitation of any mineral resource, which led to government-perceived views that mineral extraction was being abused and the state was not receiving an adequate financial return. With respect to a financial return to the state, one of the main principles in the 1999 Mining Law, is the express provision that all minerals belong to the Bolivarian Republic of Venezuela (the "**Republic**" or "**Venezuela**"). According to this principle, the State is the true owner of mining resources, and not just their administrator. Consequently, under the 1999 Mining Law, the former system, which was based on royalties to the Republic, is now eliminated, along with concepts such as mining claims, free exploration, exclusive exploration and free exploitation of mineral resources.

Since the National Executive bodies may have a special interest in some minerals or geographical regions, they retain the right to issue special regulations that will govern the types of investments required and any other important issues related to the scientific and technological development of mining in such areas, at a national and regional level. In addition, the document sets forth that the exploration and (or) mining contracts entered into with the Corporación Venezolana de Guayana ("**CVG**"), a branch of MBIM (defined below), administrating exploration and mining activities, shall be converted into concessions.

To acquire an exploration concession, explore, and ultimately to exploit specific minerals is not procedurally difficult but specific bureaucratic steps and deadlines must be maintained. The following is a general summary of what steps must be taken based on the 1999 Mining Law and certain relevant deadlines.

To acquire a mining concession, a legal entity, a Venezuelan citizen or a company registered in Venezuela, must present an application to the Ministry of Energy and Mines ("**MEM**"). MEM is divided into two Ministries: the Ministry of Energy and Petroleum and the Ministry of Basic Industries and Mines ("**MBIM**"). An applicant must describe the UTM coordinates of the property boundaries and the specific minerals to be explored for and ultimately to be exploited. If no conflict exists with the area being applied for, MBIM can grant exclusive rights to the concession for up to 20 years with the possible extension for a period not to exceed the original duration. Once the concession has been granted, the mineral title holder is required to inform the MBIM of its planned activities annually and to summarize its activities quarterly to CVG (It is best, although not necessary, to apply for permission to occupy (Permiso Ocupación) under Articles 40 and 41, that are issued by the Ministry of Environment. Permission to Occupy allows the holder to enter the property but not to disturb the land. In order to build roads, remove trees, and disturb the surface, etc., a Permission to Affect (the surface, i.e. natural resources) must be granted. This is referred to as Permiso Afectacion, which is also granted by the Ministry of the Environment).

For calculating property tax payments, the anniversary day of the permission to occupy is the day on which the agreement between the government and the mineral title holder was signed. For the first three years of the concession, with the possibility of a one year extension, there are no property payments. However, beginning in the fourth year, there are escalating property payments based on the size of the concession using an inflation stabilizing formula which changes annually (Unidad Tributaria or Tax Unit). In addition, the property payments formula increases every three years, i.e. years 4-7, 7-9, 9-12,

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

February 2, 2006

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: ValGold Resources Ltd.

We confirm that the following material was sent by pre-paid mail on February 1, 2006 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Extraordinary General Meeting/Information Circular for Extraordinary General Meeting
- B Proxy
- C Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP-US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Bernie Krause"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4096)
Fax: 604.683.9401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

February 13, 2006.

Item 3. **News Release**

The press release was issued on February 14, 2006.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

February 14, 2006.

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

February 14, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD COMPLETES PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has closed a non-brokered private placement of 250,000 units (the "Units") at a price of $0.40 per Unit for gross proceeds of $100,000. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable for one additional common share in the capital of ValGold at an exercise price of $0.50 per share for a period of 12 months expiring February 13, 2007.

There were no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placement will be subject to a hold period and may not be traded for a period of four months expiring June 14, 2006.

Proceeds from the non-brokered private placement will be used for general working capital.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com